The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Prospectus (not complete)
Issued January 3, 2000

                                2,000,000 SHARES

                             [PHOTON DYNAMICS LOGO]

                                  COMMON STOCK
                                ----------------

    Photon Dynamics, Inc. is offering 1,320,000 shares of our common stock, and the selling shareholder is offering 680,000 shares of our common stock in a firmly underwritten offering. We will not receive any of the proceeds from the sale of shares by the selling shareholder.

                            ------------------------

    Our common stock is traded on the Nasdaq National Market under the symbol "PHTN." The last reported sale price of our common stock on the Nasdaq National Market on December 28, 1999 was $35.125 per share.
                             ---------------------

    INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 4.

                            ------------------------

                                                              Per Share    Total
                                                              ---------   --------
Offering Price                                                 $           $
Discounts and Commissions to Underwriters                      $           $
Offering Proceeds to Photon Dynamics, Inc.                     $           $
Offering Proceeds to the Selling Shareholder                   $           $

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    We have granted the underwriters the right to purchase up to an additional 300,000 shares from Photon Dynamics, Inc. to cover over-allotments. The underwriters can exercise this right at any time within thirty days after the offering. The underwriters expect to deliver the shares of common stock to
investors on              , 2000.

                      JOINT LEAD AND BOOK-RUNNING MANAGERS

BANC OF AMERICA SECURITIES LLC                           NEEDHAM & COMPANY, INC.
                                ----------------

                           SOUNDVIEW TECHNOLOGY GROUP
                                ----------------

                                      , 2000

[Inside Front Cover Graphic:

Located in the center of the page is the Photon Dynamics logo and name and a caption which reads "Photon Dynamics, Inc. provides yield management solutions to the flat panel display, printed circuit board assembly and advanced semiconductor packaging industries."

Surrounding caption on the top half of the page, photographs of the following consumer products incorporating active matrix flat panel displays from left to right: DVD player, flat panel display monitor and computer keyboard, flat panel television and laptop computer.

Surrounding caption on the bottom half of the page are photographs of the following mobile consumer products which incorporate small, dense printed circuit boards and advanced semiconductor packages from left to right: global positioning system, personal digital assistant, cellular phone and handheld video game.

In the background of the bottom half of the page is a photograph of a ball grid array and a printed circuit board.]

[Gatefold Graphic:

Left center of page is the following caption: "Photon Dynamics--Our test, repair and inspection systems provide integrated yield management solutions for ActiveMatrix Liquid Crystal Display (AMLCD) manufacturing. AMLCDs are currently the predominant source of revenue in the flat panel display industry."

To the right of the above-described caption and along the top of the page are photographs of the following products of Photon Dynamics:

    - ArrayChecker FPD test system, with two close-up photographs coming out of the machine. One photograph is a voltage-image map, which displays a detected defect in a flat panel display, coming from the test system monitor with the caption "Voltage Imaging Map". The second photograph depicts a voltage sensor coming out from the test equipment with the caption "Voltage Sensor";

    - ArraySaver FPD repair system, with a photograph of the graphical user interface coming out of the monitor with the caption "Intuitive Graphical User Interface"; and

    - PanelMaster 300 FPD inspection system, with photograph of Mura defect coming from the test system monitor with the caption of "Enhanced Mura Image".

Below the respective product photos are the following bulleted points:

    -   ArrayChecker Test System

       -   Proprietary non-contact Voltage Imaging technology

       -   Creates high-resolution voltage image map of the entire display

       -   Provides complete pixel defect data

    -   ArraySaver Repair System

       -   Proprietary PixeLaser and BeamBlender technology

       -   Automated high-speed, precision stage

       -   Semi-automatic repair

    -   Panel Master 300 Inspection System

       -   Proprietary MuraLook and N-Aliasing technology

       -   Advanced image analysis algorithms

       -   Enables quantitative quality standards

Underneath the above product pictures is a two-way horizontal arrow running the length of the product photos with the following caption immediately underneath the line: "Pixel defect data files pass information between test, repair and inspection equipment to provide for an integrated yield management solution."

Underneath the product photos and related descriptions and arrow is a graphic depicting the AMLCD manufacturing process with the caption "AMLCD manufacturing process". The graphics depicts a series of boxes connected by arrows representing the following key steps of the AMLCD manufacturing process: array fabrication; array pattern inspection; array repair; array test; array repair; cell assembly; cell inspection; cell repair; module assembly; module inspection; and module repair. The array fabrication, array pattern inspection, array repair, and array test boxes are grouped by a dotted line with the caption "Array Fabrication Phase". The cell assembly, cell inspection and cell repair boxes are grouped by a dotted line with the caption "Cell Assembly Phase". The module assembly, module inspection, and module repair boxes are grouped by a dotted line with the caption "Module Assembly Phase".

The steps in the manufacturing process in which FPD manufacturers use PDI's systems are indicated in bold. Text beneath the diagram is a box followed by the text: "Indicates steps that use our systems."]

[Inside Back Cover Graphic:

Right center of page--caption: "We provide inspection systems to the printed circuit board assembly and advanced semiconductor packaging industries. Our systems use proprietary image processing technology and intuitive graphical user interfaces for flexibility in manufacturing requirements."

Left side of page from top to bottom--Three photographs of the following X-ray and optical inspection products of Photon Dynamics:

    - X-ray Inspection Equipment, with one close-up photograph coming from the monitor of an X-ray image with the caption "X-ray Image".

    -   Optical Inspection Equipment; and

    -   Combined X-ray and Automated Optical Inspection Equipment.

To the right of the respective product photos is the description of the equipment and the following bulleted points:

    -   X-ray Inspection Equipment

       -   Inspects hidden solder connections under ball grid array devices

       -   Inspects features inside semiconductor packaging

       -   Allows non-destructive defect detection

    -   Optical Inspection Equipment

       - Inspects for component presence, correct component, orientation, polarity, skew, solder integrity and other defects on printed circuit board assemblies

       -   Offers various automation options

       -   Accommodates a wide range of printed circuit board sizes

    -   Combined X-ray and Automated Optical Inspection Equipment

       - Inspects visible and hidden feature simultaneously on a printed circuit board

       -   Reduces handling

       -   Increases throughput

       -   Saves floor space]

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
Prospectus Summary..........................................      1
Risk Factors................................................      4
Forward-Looking Statements..................................     13
Use of Proceeds.............................................     14
Price Range of Our Common Stock.............................     15
Dividend Policy.............................................     15
Capitalization..............................................     16
Selected Supplemental Consolidated Financial Data...........     17
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................     18
Business....................................................     24
Management..................................................     39
Principal and Selling Shareholders..........................     41
Underwriting................................................     43
Legal Matters...............................................     45
Experts.....................................................     45
Where You Can Find More Information.........................     45
Incorporation of Certain Documents by Reference.............     46
Index to Supplemental Consolidated Financial Statements.....    F-1

    You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with information that is different. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. This prospectus may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our equity shares.

    Information contained in our web site does not constitute part of this document.

    Flying P Design-Registered Trademark-, MuraLook-Registered Trademark-, Photon Dynamics-Registered Trademark-, Voltage Imaging-Registered Trademark- and the PDI logo are our registered trademarks in the U.S. and other jurisdictions. BeamBlender-TM-, N-Aliasing-TM- and PixeLaser-TM- are also our trademarks. This prospectus also contains registered trademarks or servicemarks of other entities.

                 (This page has been left blank intentionally.)

                               PROSPECTUS SUMMARY

    THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. THIS SUMMARY DOES NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE MAKING AN INVESTMENT DECISION. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS WHICH INVOLVE RISKS AND UNCERTAINTIES. OUR RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS, INCLUDING THOSE SET FORTH IN "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS. EXCEPT AS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION. REFERENCES TO "WE," "US," "OUR" AND "PDI" MEAN PHOTON DYNAMICS, INC. AND ALL ENTITIES OWNED OR CONTROLLED BY PHOTON DYNAMICS, INC.

                             PHOTON DYNAMICS, INC.

    We believe we are the leading provider of yield management solutions to the flat panel display, or FPD, industry. We also offer yield management solutions to the printed circuit board, or PCB, assembly and advanced semiconductor packaging industries. Our test, repair and inspection systems are used by manufacturers to collect data, analyze product quality and identify and repair product defects at critical steps in the manufacturing process.

    The end markets served by our customers include a number of large markets that have experienced rapid growth. These markets include mobile devices such as notebook computers and cellular phones, and stationary devices such as flat panel desktop monitors and digital televisions. Manufacturers of mobile electronic devices are continually seeking ways to increase the performance and quality, as well as reduce the size, weight and power requirements of the components incorporated into these devices, such as displays, electronic assemblies and semiconductors. The market for mobile computers, including notebook computers and handheld devices, is expected to grow at a rate of 25% from 18.8 million units in 1998 to 45.2 million units in 2002, according to Dataquest. Similarly, the cellular phone market is expected to grow at a rate of 27% from 175.4 million units in 1998 to 461.1 million units in 2002, according to Dataquest. In addition, for stationary applications such as desktop computer monitors and televisions, consumers have increasingly demanded FPDs due to their higher resolution and performance and their smaller footprint, lower power consumption and reduced heat emission. The market for liquid crystal displays, the principal type of FPD, is expected to grow at a rate of 86% from approximately 1.3 million units, or 1.5% of the desktop monitor market in 1998, to 15.5 million units, or 11% of the desktop market by 2002, according to International Data Corporation.

    FPD manufacturers use our test, repair and inspection equipment to increase yields and quality and to reduce costs. By identifying defects and gathering data during the manufacturing process, our equipment assists manufacturers in controlling and refining their manufacturing processes to achieve the production of zero defect displays at high yields. Our proprietary technologies include:

    - Voltage Imaging technology to detect, locate, quantify and characterize electrical, contamination and other defects in FPDs after array fabrication;

    - PixeLaser and BeamBlender laser technologies for the repair of FPD panels; and

    - N-Aliasing and MuraLook technologies to inspect FPD panels for pixel, line and blemish defects after cell and module assembly.

    We also offer a broad line of X-ray and optical systems for non-destructive inspection of PCB assemblies and advanced semiconductor packaging. Our X-ray systems inspect for hidden features inside semiconductor packaging and on PCB assemblies that have ball grid array, or BGA, solder connections. Our optical inspection systems inspect PCB assemblies for component presence, correct component, orientation, polarity, skew, solder integrity and other defects. Our combined X-ray and optical in-line inspection products enable simultaneous inspection of both visible and hidden features on PCB assemblies.

    Our objective is to enhance our position as a leading supplier of yield management solutions to the FPD industry and to become a leading supplier of yield management solutions to advanced segments of the electronics assembly and semiconductor packaging industries. We plan to achieve these goals by:

    - further penetrating existing markets;

    - expanding our yield management product offerings;

    - extending our technology leadership;

    - maintaining and enhancing existing customer relationships; and

    - fostering industry standards for yield management and quality.

    We maintain our principal offices at 6325 San Ignacio Avenue, San Jose, California 95119-1202, and our telephone number is (408) 226-9900. Our web site is located at www.photondynamics.com. Information contained on our web site does not constitute part of this prospectus.

                              RECENT DEVELOPMENTS

    In November 1999, we acquired all of the outstanding capital stock of CR Technology, Inc. in exchange for 1,834,251 shares of our common stock. This transaction was accounted for as a pooling of interests. This strategic acquisition complements our core capabilities of data acquisition, image analysis and systems engineering and broadens our product lines to include yield management solutions to the PCB assembly and advanced semiconductor packaging markets.

                                  THE OFFERING

Common stock offered by PDI........................  1,320,000 shares

Common stock offered by the selling shareholder....  680,000 shares

Common stock to be outstanding after this
  offering.........................................  10,977,481 shares

Use of proceeds....................................  For working capital, capital expenditures, general corporate purposes and potential
                                                     acquisitions. See "Use of Proceeds." We will not
                                                     receive any proceeds from the sale of common
                                                     stock by the selling shareholder.

Nasdaq National Market symbol......................  PHTN

    The number of shares of our common stock to be outstanding after this offering is based on the number of shares outstanding as of November 30, 1999 and does not include the following:

    - 1,294,587 shares of common stock issuable upon exercise of outstanding stock options with a weighted average exercise price of approximately $6.38 per share;

    - 636,720 shares of common stock reserved for future issuance under our stock option plans;

    - 312,172 shares of common stock reserved for sale under our employee stock purchase plan; and

    - warrants to purchase 12,067 shares of common stock, exercisable at $5.40 per share.

                SUMMARY SUPPLEMENTAL CONSOLIDATED FINANCIAL DATA

    The following tables present our summary supplemental consolidated statement of operations data for fiscal 1995 through 1999 and our summary supplemental consolidated balance sheet data as of September 30, 1999. Supplemental consolidated balance sheet data is presented on an actual basis and as adjusted to reflect the sale of 1,320,000 shares of common stock offered by us in this offering at an assumed public offering price of $35.125 per share and after deducting the estimated underwriting discounts and offering expenses and giving effect to the application of the net proceeds.

    Prior to the acquisition, CR Technology prepared its financial statements based on a fiscal year ended December 31. For fiscal 1999, the selected supplemental consolidated statements of operations data combine the PDI and CR Technology results for the twelve months ended September 30, 1999. However, for fiscal 1995 through 1998, the summary supplemental consolidated statements of operations data combine the PDI fiscal year ended September 30 with the CR Technology fiscal year ended December 31. Therefore, the supplemental consolidated statement of operations data for the fiscal years ended
September 30, 1998 and 1999 both include the CR Technology results of operations for the three months ended December 31, 1998. The summary supplemental consolidated balance sheet data as of September 30, 1999 combines the PDI and CR Technology consolidated balance sheet data as of that date.

                                                           FISCAL YEAR ENDED SEPTEMBER 30,
                                                 ----------------------------------------------------
                                                   1995       1996       1997       1998       1999
                                                 --------   --------   --------   --------   --------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
SUPPLEMENTAL STATEMENT OF OPERATIONS DATA:
Revenue........................................  $21,617    $28,388    $30,215    $30,970    $45,431
Gross margin...................................    8,320     13,355     13,248     13,091     19,858
Operating income (loss)........................    1,173        904     (2,264)    (1,403)     2,775
Net income (loss)..............................      644      1,245     (1,882)    (1,207)     2,273

Basic net income (loss) per share..............  $  0.12    $  0.15    $ (0.22)   $ (0.14)   $  0.24
Diluted net income (loss) per share............  $  0.10    $  0.14    $ (0.22)   $ (0.14)   $  0.23

Shares used in computing:
Basic net income (loss) per share..............    5,335      8,095      8,702      8,930      9,282
Diluted net income (loss) per share............    6,160      9,099      8,702      8,930      9,935

                                                               AS OF SEPTEMBER 30, 1999
                                                              ---------------------------
                                                                 ACTUAL      AS ADJUSTED
                                                              ------------   ------------
                                                                    (IN THOUSANDS)
SUPPLEMENTAL BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments...........    $ 8,026        $51,296
Working capital.............................................     20,461         63,731
Total assets................................................     32,067         75,337
Total shareholders' equity..................................     23,046         66,316

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW BEFORE INVESTING IN OUR COMMON STOCK. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS COULD BE HARMED. THIS COULD CAUSE THE PRICE OF OUR STOCK TO DECLINE, AND YOU MAY LOSE PART OR ALL OF YOUR INVESTMENT. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES, INCLUDING STATEMENTS ABOUT OUR FUTURE PLANS, OBJECTIVES, INTENTIONS AND EXPECTATIONS. MANY FACTORS, INCLUDING THOSE DESCRIBED BELOW, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE DISCUSSED IN ANY FORWARD-LOOKING STATEMENTS.

OUR OPERATING RESULTS ARE DIFFICULT TO PREDICT.

    Our quarterly results of operations fluctuate significantly. Many factors influence our results of operations in a particular quarter. These include:

    - volume, mix and timing of orders from our customers;

    - scheduling, rescheduling or cancellation of shipments;

    - pricing pressures;

    - our ability to design, manufacture and commercialize new products on a cost-effective and timely basis;

    - the delay between the time we incur expenses in developing our marketing and service capabilities and the time we receive benefits from our improved capabilities;

    - costs of components and subsystems incorporated into our products;

    - the announcement and introduction of new products by our competitors; and

    - changing conditions in the FPD industry.

We currently derive a majority of our revenues from the sale of a small number of FPD yield management systems ranging in price from $400,000 to $1.5 million. As a result, the timing of the sale of a single system could have a significant impact on our quarterly results of operations.

WE DEPEND ON SALES TO A FEW LARGE CUSTOMERS.

    The FPD industry is extremely concentrated, with a small number of manufacturers producing the majority of the world's FPDs. Direct sales to our top four customers, each of which is a FPD manufacturer, accounted for 55% of our total revenue in fiscal 1999 and 67% in fiscal 1998. In fiscal 1999, sales to Ishikawajima-Harima Heavy Industries Co., Ltd., or IHI, Samsung, LG Electronics and Unipac accounted for 18%, 16%, 11% and 10% of our revenues, respectively. We currently have no long-term purchase commitments from our customers, and our sales are generally made through purchase orders. Orders for our products may be delayed or cancelled with limited or no penalty to our customers. If one or more of our customers cancel or delay their orders, or if we lose one or more of our customers, our business could be harmed.

CAPITAL INVESTMENT BY THE FPD INDUSTRY CAN BE HIGHLY CYCLICAL AND MAY DECLINE IN THE FUTURE.

    Our business depends in large part upon the amount of money spent by FPD manufacturers on capital equipment. This, in turn, depends on the current and anticipated market demand for FPDs and products incorporating FPDs. Capital investment by the FPD industry has been highly cyclical as the industry has reacted to capacity shortages and surpluses. Future industry overcapacity would likely reduce capital equipment expenditures by FPD manufacturers and reduce the demand for our products. In addition, we must continually invest in engineering, research and development and marketing to penetrate our target markets and to maintain extensive worldwide customer service and support capabilities. Our ability to quickly reduce these expenses is limited, and, therefore, any downturns or slowdowns in capital investment by the FPD industry would harm our business.

WE FACE RISKS ASSOCIATED WITH SELLING SUBSTANTIALLY ALL OF OUR FPD YIELD MANAGEMENT PRODUCTS TO COMPANIES LOCATED OUTSIDE THE U.S.

    Sales to customers outside the U.S. are subject to a number of specialized risks. Over three-quarters of our total revenue for fiscal 1999 came from international sales, particularly sales in Japan, Korea and Taiwan. We expect that most of our sales will continue to come from these countries, where most of the world's FPD manufacturing occurs. Risks related to international sales include:

    - foreign countries may experience political and economic instability;

    - we may have more difficulty in servicing our international customers and otherwise administering our business internationally;

    - we have limited protection for our intellectual property;

    - we may have difficulty in accessing local legal protections if we have a dispute with a local business;

    - there may be changes in tariffs and taxes in foreign countries;

    - trade restrictions exist between the U.S. and other countries, and additional restrictions may be adopted;

    - we must comply with a wide variety of foreign and U.S. export laws and restrictions; and

    - we must comply with technical standards established by foreign regulatory bodies.

    Our sales to Japan, Taiwan and Korea have been hurt by downturns in these economies, most recently in 1998. A future downturn in economic conditions in these countries could result in our customers failing to place new orders for our products. Also, if the Japanese, Taiwanese and Korean FPD markets do not grow as we have anticipated, our business would be harmed.

    Because our sales and sales through our value-added reseller, IHI, are denominated in U.S. dollars, fluctuations in currency exchange rates may impact the price of our products in foreign countries. As a result, both direct sales by us and sales through IHI may be affected by changes in demand resulting from fluctuations in interest and currency exchange rates. In addition, to the extent our sales and costs are denominated in foreign currency, our revenue and results of operations may be directly affected by fluctuations in foreign currency exchange rates.

WE MAY HAVE DIFFICULTY IN INTEGRATING THE BUSINESSES OF PDI AND CR TECHNOLOGY.

    Integrating PDI and CR Technology may be a complex, time-consuming and expensive process. Before the merger, PDI and CR Technology operated independently. Each company had its own business culture, customers, employees and systems. Following the merger, PDI and CR Technology have commenced operations as a combined organization, using common information and communications systems, operating procedures, financial controls and human resource practices. We may experience difficulties in integrating PDI and CR Technology. These difficulties may include:

    - diversion of management resources from the business of the combined company;

    - incompatibility of business cultures;

    - perceived adverse changes in customer service standards, business focus, billing practices or service offerings available to customers;

    - perceived uncertainty in career opportunities, benefits and the long-term value of stock options available to employees;

    - costs and delays in implementing common systems and procedures; and

    - potential inefficiencies in delivering services to the customers of the combined company.

    Any of these difficulties could increase our operating costs, harm our financial performance or cause the loss of customers or employees. Many of these factors are outside of our control.

WE MAY NOT BE ABLE TO OBTAIN CRITICAL COMPONENTS FROM OUR SINGLE OR LIMITED SOURCE SUPPLIERS.

    We obtain some of the components included in our FPD, PCB assembly and advanced semiconductor packaging yield management products from a single or a limited group of suppliers. For example, we currently obtain materials handling platforms, ultra high-resolution cameras and high-speed image processing systems for our FPD products from single source suppliers. We also currently obtain X-ray sources for our PCB assembly and advanced semiconductor packaging products from limited source suppliers. We have not entered into formal agreements with any of these suppliers, other than long-term purchase orders and, in some cases, volume pricing agreements. In addition, alternative sources of supply for these components may not be available or may be available on unfavorable terms. Disruptions in supply, price increases for these components, or other changes in material terms could:

    - increase our manufacturing costs or delay product shipments while we qualify a new supplier;

    - require redesigning our products; and

    - harm our customer relationships.

WE DEPEND ON OUR RELATIONSHIP WITH IHI TO MARKET OUR FPD PRODUCTS IN JAPAN.

    Since June 1997, we have depended on IHI as our exclusive value-added reseller to sell our array test, repair and inspection systems in Japan, and we anticipate that this relationship will continue in the future. In fiscal 1999 and fiscal 1998, 18% and 33% of our revenues came from sales to IHI. Historically, foreign companies have experienced difficulty penetrating the Japanese market and often depend upon local sales channels to sell their products in Japan. If IHI reduced the resources allocated to the development, systems construction, customization, sale and support of our array test, repair and inspection systems in Japan, our business would be harmed.

    In addition, IHI's rights to continue as our exclusive value-added reseller in Japan are currently unresolved. IHI may have the right to market some or all of our products in Japan on an exclusive basis, even as to us. If so, we may not be able to compete effectively in Japan. Although IHI must purchase certain critical components from us, IHI may manufacture competing array test systems based on our technology. If this occurs, our business could be harmed.

    We have granted IHI the non-exclusive right to manufacture and sell array test systems based on our technology (excluding technology incorporated into some critical components) in Korea, Taiwan and several other countries. Although IHI has never manufactured these products, nor sold these products in countries other than Japan, our business could be harmed if IHI manufactures and sells array test systems in competition with our own in these countries.

OUR BACKLOG MAY NOT RESULT IN FUTURE SALES.

    We schedule the production of our systems based in part upon order backlog. Due to possible customer changes in delivery schedules and cancellations of orders, our backlog at any particular date is not necessarily indicative of actual sales for any succeeding period. A reduction of backlog during any particular period, or the failure of our backlog to result in future revenue, could harm our business.

WE MUST COMPETE EFFECTIVELY IN OUR TARGET MARKETS OR WE WILL LOSE MARKET SHARE.

    The FPD, PCB assembly and advanced semiconductor packaging industries are highly competitive. We face competition from established companies, some of which are larger, have greater financial, engineering and manufacturing resources and have larger service organizations. Some of these companies also have long-standing customer relationships with major manufacturers. In the FPD industry, our competitors include Micronics Japan Corporation in array test, NTN Corporation and Hoya Corporation in array repair for the Japanese market, and several competitors in the cell and module inspection market. In the X-ray inspection market, our competitors include Nicolet Imaging, Agilent Technologies and FeinFocus. In the optical inspection market, our competitors include GSI Lumonics, Hewlett-Packard Company and Omron.

    In particular, our success will depend upon our ability to compete successfully in Japan, Taiwan and Korea. Most of the world's FPD manufacturing occurs in these countries. Our ability to compete in these countries depends on the following factors:

    - our ability to maintain and establish satisfactory relationships with leading companies in Japan, Taiwan and Korea;

    - our ability to maintain our relationship in Japan with IHI;

    - our ability to develop products that meet the technical requirements of our customers; and

    - continued free trade among Japan, Korea and Taiwan and the U.S.

    We believe that our Japanese competitors have an advantage in that country because of the preference of some customers for local equipment suppliers. Also, local FPD equipment suppliers may have longer standing or closer business relationships with their customers.

    We expect that we will face competition from new entrants in the FPD, PCB assembly and advanced semiconductor packaging industries and from competitors using new technologies. We expect that our competitors will continue to improve the design and performance of their products and will introduce new products with competitive price/performance characteristics. Our customers may also develop technology and equipment which may reduce or eliminate their need to purchase our products.

WE RELY UPON SALES OF A LIMITED RANGE OF PRODUCTS.

    A substantial percentage of our revenues have come from a limited range of products for the FPD, PCB assembly and advanced semiconductor packaging industries. We expect that these products will continue to account for a substantial percentage of our revenues. We currently market two primary products for the FPD industry, our array test and array repair equipment. For the PCB assembly and advanced semiconductor packaging industries, our primary products include our X-ray and optical inspection systems. Revenues from these four products represented 89% of our total revenues in fiscal 1999. The remaining 11% is based on sales of spare and replacement parts and services. Continued market acceptance of these primary products is critical to our success. Any decline in demand for, or failure to achieve continued market acceptance of, our primary products or any new version of these products, could harm our business.

WE MAY NOT BE ABLE TO DEVELOP AND INTRODUCE NEW PRODUCTS THAT RESPOND TO EVOLVING INDUSTRY REQUIREMENTS IN A TIMELY MANNER.

    The markets for our products are characterized by rapidly changing technologies and frequent new product introductions. For example, the size of FPD substrates and resolution of FPDs have changed frequently and may continue to change, requiring us to redesign or reconfigure our FPD products. Similarly, as semiconductors, PCBs and semiconductor packaging technologies have become more complex, CR Technology has been forced to continually redefine its product offerings. Our success will depend in part upon our ability to continue to enhance our existing products and to develop or acquire new products in response to evolving industry requirements. If we are not able to do this, our business may be harmed. We have experienced delays in the development of new products and product enhancements in the past and could experience delays in the future.

WE MUST ATTRACT AND RETAIN KEY EMPLOYEES TO MAINTAIN AND GROW OUR BUSINESS.

    Our success will depend, in part, on our ability to retain certain key employees, particularly our senior members of management and engineers. In order to grow, we must also attract skilled employees in all areas of our business. We may not be able to retain our existing employees or attract additional skilled employees in the future. Our failure to do so could harm our business. We have not entered into employment contracts with any of our employees, other than Richard Amtower, Vice President of PDI and President of CR Technology, and do not maintain key employee life insurance for our key employees other than Richard Amtower.

WE RELY ON OUR SALES REPRESENTATIVES.

    We sell our FPD products in Taiwan through a sales representative. We also market and sell our PCB assembly and advanced semiconductor packaging inspection products domestically and internationally primarily through sales representatives. These sales representatives could reduce or discontinue sales of our products. They may not devote the resources necessary to provide effective sales and marketing support to us. In addition, we depend upon the continued viability and financial resources of these representatives, many of which are small organizations with limited working capital. These representatives, in turn, depend substantially on general economic conditions and other factors affecting the markets for the products they sell. We believe that our success will continue to depend upon these sales representatives. If some or all of our sales representatives experience financial difficulties, or otherwise become unable or unwilling to promote and sell our products, our business could be harmed.

PERFORMANCE, RELIABILITY OR QUALITY PROBLEMS WITH OUR PRODUCTS MAY CAUSE OUR CUSTOMERS TO REDUCE THEIR ORDERS.

    We believe that future orders of our products will depend in part on our ability to maintain the performance, reliability and quality standards required by our customers. If our products have performance, reliability or quality problems, then we may experience:

    - delays in collecting accounts receivable;

    - reduced orders;

    - additional warranty and service expenses; and

    - higher manufacturing costs.

WE DEPEND ON THE STRENGTH OF THE AMLCD FPD INDUSTRY.

    While our technology is applicable to other FPD technologies, our experience has been limited to active matrix liquid crystal display, or AMLCD, applications. Currently, we derived our revenue primarily from sales of products based upon AMLCD technology. An industry shift away from AMLCD technology to existing or new competing technologies could reduce the demand for our products and harm our business.

WE MAY NOT EFFECTIVELY MANAGE POSSIBLE FUTURE GROWTH OR SUCCESSFULLY INTEGRATE ACQUIRED BUSINESSES.

    To manage possible future growth, our management must improve financial and management controls, management processes, business and management information systems and expand, train and manage our work force. We may not be successful in performing these actions. In addition, we may acquire complementary companies, products or technologies in the future. Managing an acquired business, product or technology may entail numerous operational and financial risks, including difficulties in assimilating acquired operations, diversion of management's attention to other business concerns, amortization of acquired intangible assets and potential losses of key employees or customers of acquired operations. To be successful, our management must respond to these challenges effectively. At present, we do not know if we will be able to effectively achieve and manage growth, or that our management, personnel or systems will be adequate to support our operations.

OUR BUSINESS COULD BE HARMED IF WE FAIL TO PROPERLY PROTECT OUR INTELLECTUAL PROPERTY.

    Our success depends in part on our ability to protect our intellectual property. We rely on patent, trademark and copyright laws and trade secrets to protect our intellectual property. Any patent owned or licensed by us could be invalidated, circumvented, or challenged by others. Also, our pending or future patent applications may not be issued as broadly as we wish, or at all. Even if issued, rights granted under these patents may not provide significant competitive advantages to us. Our competitors may develop technologies that are similar or superior to our technology, duplicate our technology or design around the patents owned by us. The steps we have taken to protect our intellectual property may not prevent misappropriation of our technology. Litigation may be necessary in the future to enforce our patents and other intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Even if successful, litigation could be expensive and divert important management resources. If our intellectual property is not properly protected, our business would be harmed.

LITIGATION MAY BE NECESSARY TO DEFEND US AGAINST CLAIMS OF INTELLECTUAL PROPERTY INFRINGEMENT.

    Our domestic and international competitors, many of which have substantially greater resources and have made substantial investments in competing technologies, may have patents that will prevent, limit or interfere with our ability to manufacture and sell our products. We have not conducted an independent review of patents issued to third parties. Third parties may assert infringement claims, successful or otherwise, against us, and litigation may be necessary to defend against claims of infringement or invalidity. An adverse outcome in the defense of a patent suit could subject us to significant liabilities to third parties, require disputed rights to be licensed from third parties or require us to cease selling our products. Even successful defenses of patent suits can be costly and time-consuming.

OUR BUSINESS MAY BE HARMED IF WE FAIL TO COMPLY WITH GOVERNMENTAL REGULATIONS.

    Some of our PCB assembly and advanced semiconductor packaging products are subject to regulation by the U.S. Food and Drug Administration, the California Department of Public Health and other agencies in each jurisdiction where these products are sold or used. Compliance with these regulations is time-consuming and expensive and may delay or even prevent sales in the U.S. or other jurisdictions. If we fail to comply with these regulations, we could face fines or penalties, and sales of our products could be prohibited. These fines, penalties, and prohibitions could harm our business.

    Our business is also subject to a variety of governmental regulations related to the discharge or disposal of toxic, volatile, or otherwise hazardous chemicals used in our manufacturing process. If we fail to comply with these regulations, fines could be imposed on us, or we could be ordered to suspend our production or cease our operations altogether. New environmental regulations could also require us to purchase expensive equipment or incur other significant expenses to ensure compliance. Unanticipated environmental compliance costs could harm our business.

WE MAY EXPERIENCE UNANTICIPATED WARRANTY CLAIMS.

    We typically provide a limited warranty on our products for a period of one year from final acceptance by customers. In addition, for some custom-designed systems, we may need to comply with certain performance specifications for a specific application. We may incur substantial warranty claim expenses on our products or with respect to our obligations to meet custom performance specifications. Actual warranty claims may exceed recorded allowances, resulting in harm to our business.

YEAR 2000 ISSUES MAY DISRUPT OUR BUSINESS.

    The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of our computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing the disruption of operations. Specific problems could include our temporary inability to process transactions, send invoices or engage in normal business activities. We may not have foreseen and corrected all Year 2000 problems which may result in harm to our business. We do not have a contingency plan for addressing Year 2000 issues and do not intend to establish one.

WE FACE RISKS DUE TO OUR RELIANCE ON THE YEAR 2000 COMPLIANCE OF THIRD PARTIES.

    We use software developed by third parties in our products and to operate our business. Our third party software may be affected by Year 2000 issues. We also rely on third parties to supply some components incorporated into our products. Our third party suppliers may also be affected by Year 2000 issues. The failure of third party software or components used by us or by our third party suppliers to properly process dates for the year 2000 and thereafter could require us to incur unanticipated expenses to remedy any problems. It could also disrupt the supply of components necessary for our products.

EARTHQUAKES MAY DAMAGE OUR FACILITIES.

    Our corporate and manufacturing facilities in California are located near major earthquake faults which have experienced earthquakes in the past. In addition, some of our Asian customers are located near fault lines. In the event of a major earthquake or other disaster in or near the San Francisco Bay Area or Southern California, our facilities may sustain significant damage and our operations could be harmed. Similarly, a major earthquake in Asia, like the one that occurred in Taiwan in September 1999, could disrupt our operations or the operations of our Asian customers, which could reduce demand for our products.

OUR STOCK PRICE MAY FLUCTUATE SIGNIFICANTLY.

    Our stock price will fluctuate in the future. Price fluctuations may occur in response to a variety of factors, including the following:

    - our quarterly results of operations;

    - announcements of new products by us or our competitors;

    - changes in either our earnings estimates or investment recommendations by stock market analysts;

    - announcements of technological innovations;

    - conditions or trends in the FPD, PCB assembly and advanced semiconductor packaging industries;

    - announcements by us or our competitors of acquisitions, strategic partnerships or joint ventures; and

    - additions or departures of our senior management and other events or factors many of which are beyond our control.

    In addition, in recent years, the stock market in general, and shares of technology companies in particular, have experienced extreme price fluctuations. These extreme price fluctuations may continue. These broad market and industry fluctuations may harm the market price of our common stock.

YOU WILL BE RELYING ON THE JUDGMENT OF OUR MANAGEMENT REGARDING OUR USE OF PROCEEDS.

    We have not designated any specific use for the net proceeds from our sale of common stock described in this prospectus. Rather, we expect to use the net proceeds for working capital, capital expenditures, general corporate purposes and potential acquisitions. Consequently, our management will have significant flexibility in applying the net proceeds of this offering. You will be relying on the judgment of our management regarding the application of the proceeds. Our management will have the ability to change the application of the proceeds of this offering without shareholder approval.

SOME ANTI-TAKEOVER PROVISIONS MAY AFFECT THE PRICE OF OUR COMMON STOCK.

    Our Articles of Incorporation authorize the board of directors to issue up to 5,000,000 shares of preferred stock. The board also has the authority to determine the price, rights, preferences and privileges, including voting rights, of those shares without any further vote or action by the shareholders. The rights of our shareholders will be subject to, and may be impaired by, the rights of the holders of any preferred stock that may be issued in the future. The Articles of Incorporation require advance notice of shareholder proposals and director nominations. These and other provisions contained in our charter documents and applicable provisions of California law could serve to depress our stock price or discourage a hostile bid in which shareholders could receive a premium for their shares. In addition, these provisions could make it more difficult for a third party to acquire a majority of our outstanding voting stock or otherwise effect a change of control of the Company.

FUTURE SALES OF OUR COMMON STOCK MAY CAUSE OUR STOCK PRICE TO DECLINE.

    All of our outstanding shares are freely tradeable without restriction or further registration. Affiliates must sell all shares they own in compliance with the volume and other requirements of Rule 144, except for the holding period requirements. Our directors and executive officers and the selling shareholder have agreed that for a period of 90 days after the date of this prospectus, they will not directly or indirectly sell any shares of common stock without the consent of Banc of America Securities LLC and Needham & Company, Inc. Sales of substantial amounts of common stock by our shareholders, or even the potential for such sales, may have a depressive effect on the market price of our common stock and could impair our ability to raise capital through the sale of our equity securities.

INVESTORS WILL SUFFER IMMEDIATE AND SUBSTANTIAL DILUTION FROM THIS OFFERING.

    The public offering price per share in this offering will significantly exceed our net tangible book value per share. Accordingly, investors purchasing shares in this offering at an assumed public offering price of $35.125 per share will suffer immediate and substantial dilution to their investment of $32.74 per share.

WE DO NOT PAY CASH DIVIDENDS.

    We have never paid any cash dividends on our common stock and do not anticipate that we will pay cash dividends in the future. Instead, we intend to apply any earnings to the expansion and development of our business.

                           FORWARD-LOOKING STATEMENTS

    This prospectus includes forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we are including this statement for purposes of complying with these safe harbor provisions. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions, including those set forth under "Risk Factors."

    Words such as "expect," "anticipate," "intend," "plan," "believe," "estimate" and variations of such words and similar expressions are intended to identify such forward-looking statements. We undertake no obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

                                USE OF PROCEEDS

    We estimate that the net proceeds from the sale of the 1,320,000 shares of common stock that we are offering at an assumed public offering price of $35.125 per share will be approximately $43.3 million after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate the net proceeds from this offering will be approximately $53.2 million.

    We expect to use the net proceeds from this offering for working capital, capital expenditures and general corporate purposes. We may also use a portion of the net proceeds to acquire other complementary products, technologies or businesses when the opportunity arises; however, we currently have no commitments or agreements and are not involved in any other negotiations with respect to any such transactions. As of the date of this prospectus, we cannot specify with certainty the particular uses for the net proceeds we will receive in this offering. Accordingly, our management will have broad discretion in applying our net proceeds of this offering. Pending such uses, the net proceeds of this offering will be invested in investment grade, interest-bearing instruments.

                        PRICE RANGE OF OUR COMMON STOCK

    Our common stock has been traded on the Nasdaq National Market under the symbol "PHTN" since November 15, 1995. The following table sets forth for the period indicated the high and low sale prices for our common stock, as reported by the Nasdaq National Market.

                                                                HIGH       LOW
                                                              --------   --------
Fiscal year ended September 30, 1998
  First Quarter.............................................   $7.38      $2.50
  Second Quarter............................................    3.75       2.38
  Third Quarter.............................................    5.56       3.19
  Fourth Quarter............................................    3.63       2.00

Fiscal year ended September 30, 1999
  First Quarter.............................................   $5.63      $2.25
  Second Quarter............................................    8.25       3.94
  Third Quarter.............................................   12.38       7.00
  Fourth Quarter............................................   25.75      10.63

    On December 28, 1999 the last reported sale price of our common stock on the Nasdaq National Market was $35.125. As of November 30, 1999 there were 9,657,481 shares of our common stock outstanding held by approximately 120 holders of record.

                                DIVIDEND POLICY

    We have never declared or paid any cash dividends on our capital stock. We currently intend to retain earnings, if any, to support the development of our business and do not anticipate paying cash dividends for the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results and current and anticipated cash needs.

                                 CAPITALIZATION

    The following table sets forth on an unaudited basis our capitalization as of September 30, 1999 and as adjusted to reflect the sale of the 1,320,000 shares of common stock we are offering at an assumed public offering price of $35.125 per share and the receipt of the estimated net proceeds, after deducting the underwriting discounts and our estimated offering expenses.

                                                              AS OF SEPTEMBER 30, 1999
                                                              -------------------------
                                                                ACTUAL      AS ADJUSTED
                                                              -----------   -----------
                                                                   (IN THOUSANDS,
                                                                 EXCEPT SHARE DATA)
Cash, cash equivalents and short-term investments...........    $ 8,026       $51,296
                                                                =======       =======

Shareholders' equity:
  Preferred stock; no par value; 5,000,000 shares
    authorized; none issued and outstanding, actual and as
    adjusted................................................         --            --
  Common stock; no par value; 20,000,000 shares authorized;
    9,648,571 shares issued and outstanding, actual and as
    adjusted................................................     45,972        89,242
Accumulated deficit.........................................    (22,929)      (22,929)
Accumulated other comprehensive income......................          3             3
                                                                -------       -------
    Total shareholders' equity..............................     23,046        66,316
                                                                -------       -------
    Total capitalization....................................    $23,046       $66,316
                                                                =======       =======

    The number of outstanding shares as of September 30, 1999 excludes:

    - 1,197,752 shares of common stock issuable upon exercise of outstanding stock options with a weighted average exercise price of approximately $4.62 per share;

    - 392,664 shares of common stock reserved for future issuance under our stock option plans;

    - 62,172 shares of common stock reserved for sale under our employee stock purchase plan; and

    - warrants to purchase 12,067 shares of common stock, exercisable at $5.40 per share.

               SELECTED SUPPLEMENTAL CONSOLIDATED FINANCIAL DATA

    The following selected supplemental consolidated financial information of PDI as of September 30, 1998 and 1999 and for the fiscal years ended
September 30, 1998 and 1999, has been derived from and should be read in conjunction with the audited supplemental consolidated financial statements of PDI included elsewhere in this prospectus. The selected historical consolidated financial information of PDI as of September 30, 1995, 1996 and 1997 and for the fiscal years ended September 30, 1995, 1996 and 1997 has been combined from the separate audited consolidated financial statements of PDI and CR Technology which are not included in this prospectus.

    Prior to the acquisition, CR Technology prepared its financial statements based on a fiscal year ended December 31. For fiscal 1999, the selected supplemental consolidated statements of operations data combine the PDI and CR Technology results for the twelve months ended September 30, 1999. However, for fiscal 1995 through 1998, the selected supplemental consolidated statements of operations data combine the PDI fiscal year ended September 30 with the CR Technology fiscal year ended December 31. Therefore, the consolidated supplemental statement of operations data for the fiscal years ended
September 30, 1998 and 1999 both include the CR Technology results of operations for the three months ended December 31, 1998.

    The selected supplemental consolidated balance sheet data as of September 30, 1999 combines the PDI and CR Technology consolidated balance sheet data as of that date. However, for fiscal 1995 through 1998, the September 30 selected supplemental consolidated balance sheet data combines the PDI balance sheet data as of September 30 with the CR Technology balance sheet data as of December 31.

                                                                        FISCAL YEAR ENDED SEPTEMBER 30,
                                                              ----------------------------------------------------
                                                                1995       1996       1997       1998       1999
                                                              --------   --------   --------   --------   --------
                                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenue.....................................................  $21,617    $28,388    $30,215    $30,970    $45,431
Cost of revenue.............................................   13,297     15,033     16,967     17,879     25,573
                                                              -------    -------    -------    -------    -------
Gross margin................................................    8,320     13,355     13,248     13,091     19,858
Operating expenses:
  Research and development..................................    1,881      4,303      8,067      6,523      5,943
  Selling, general and administrative.......................    5,266      7,304      7,445      8,321     11,140
  Asset write-off (recovery) related to product line
    disposal................................................       --        844         --       (350)        --
                                                              -------    -------    -------    -------    -------
Total operating expenses....................................    7,147     12,451     15,512     14,494     17,083
                                                              -------    -------    -------    -------    -------
Operating income (loss).....................................    1,173        904     (2,264)    (1,403)     2,775
Interest income (expense) and other.........................     (515)       393        268        269        171
                                                              -------    -------    -------    -------    -------
Income (loss) before income taxes...........................      658      1,297     (1,996)    (1,134)     2,946

Provision (benefit) for income taxes........................       14         52       (114)        73        673
                                                              -------    -------    -------    -------    -------
Net income (loss)...........................................  $   644    $ 1,245    $(1,882)   $(1,207)   $ 2,273
                                                              =======    =======    =======    =======    =======
Basic net income (loss) per share...........................  $  0.12    $  0.15    $ (0.22)   $ (0.14)   $  0.24
                                                              =======    =======    =======    =======    =======
Diluted net income (loss) per share.........................  $  0.10    $  0.14    $ (0.22)   $ (0.14)   $  0.23
                                                              =======    =======    =======    =======    =======
Shares used in computing:
  Basic net income (loss) per share.........................    5,335      8,095      8,702      8,930      9,282
  Diluted net income (loss) per share.......................    6,160      9,099      8,702      8,930      9,935

                                                                              AS OF SEPTEMBER 30,
                                                              ----------------------------------------------------
                                                                1995       1996       1997       1998       1999
                                                              --------   --------   --------   --------   --------
                                                                                 (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments...........  $   596    $10,118    $ 5,401    $ 6,295    $ 8,026
Working capital.............................................    1,461     19,219     17,243     16,993     20,461
Total assets................................................   12,311     27,730     27,325     25,191     32,067
Total shareholders' equity..................................    2,375     21,982     20,568     19,568     23,046

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS SHOULD BE READ IN CONJUNCTION WITH OUR SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS INCLUDED ELSEWHERE IN THIS PROSPECTUS. THIS DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS WHICH INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING BUT NOT LIMITED TO THOSE DISCUSSED IN "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    We believe we are the leading provider of yield management solutions to the FPD industry. We also offer yield management solutions for the PCB assembly and advanced semiconductor packaging industries. Our test, repair and inspection systems are used by manufacturers to collect data, analyze product quality and identify and repair product defects at critical steps in the manufacturing process.

    We derive our revenue primarily from sales in Japan, Korea and Taiwan, where FPD production is concentrated. However, with our recent acquisition of CR Technology, which derives the majority of its revenues in North America, we have diversified our geographic revenue mix. We derived approximately 76% of our revenue in fiscal 1999 and 72% in fiscal 1998 from customers outside North America. Substantially all of our sales are made in U.S. dollars.

    Sales outside North America accounted for $34.3 million of our revenue in fiscal 1999 and $22.1 million in fiscal 1998. Sales in Japan decreased to $8.3 million, or 18% of revenue, in fiscal 1999 from $10.2 million, or 33% of revenue, in fiscal 1998. Sales in Taiwan increased to $11.3 million, or 25% of revenue, in fiscal 1999 from $927,000, or 3% of revenue, in fiscal 1998. Sales in Korea increased to $12.2 million, or 27% of revenue, in fiscal 1999 from $10.4 million, or 34% of revenue, in fiscal 1998.

    In 1998, financial difficulties in Japan and Korea, combined with a decline in FPD prices, caused our FPD customers to reduce their capital equipment purchases. We incurred losses in 1998, not only because of this downturn, but also because we continued to invest in research and development and in building our infrastructure. In 1999, our revenues increased and we returned to profitability in large part because the financial environment improved in Japan and Korea, FPD industry conditions recovered and we captured a larger share of the FPD market.

    We derive most of our revenues from a small number of customers, and we expect this to continue. Our top four customers, each of which is an FPD manufacturer, contributed 55% of revenue in fiscal 1999, compared to 67% in fiscal 1998. Our products for the FPD industry accounted for 69% of revenue in fiscal 1999, compared to 72% in fiscal 1998.

    We generally recognize revenues from product sales upon shipment, which usually precedes final acceptance, and record a provision for estimated warranty costs at that time. We typically provide a limited warranty on our products for a period of one year from final acceptance by customers. We recognize revenues from service contracts ratably over the contract period. We sell our products on net-30 day terms with a small portion held back until final acceptance; however, a substantial portion of our customers, primarily foreign, remit payments on significantly longer terms.

    We obtain revenues from the FPD industry through direct sales in Korea, our sales representative in Taiwan and our value-added reseller, IHI, in Japan. Sales to IHI were $8.3 million in fiscal 1999 as compared to $10.2 million in fiscal 1998. IHI purchases our equipment for resale in Japan and we recognize revenues from IHI upon shipment. IHI provides installation, certain custom modifications and field service support to their customers. Our personnel at our wholly-owned Japanese subsidiary engage in joint sales and service activities in conjunction with IHI. In fiscal 1999 and fiscal 1998, 18% and 33%, of our revenues came from sales to IHI.

    In November 1999, we acquired all of the outstanding capital stock of CR Technology, Inc. in exchange for 1,834,251 shares of our common stock. This strategic acquisition complements our core capabilities of data acquisition, image analysis and systems engineering and enables us to broaden our product lines to offer yield management solutions to the PCB assembly and advanced semiconductor packaging markets.

COMPARISON OF THE FISCAL YEARS ENDED SEPTEMBER 30, 1998 AND 1999

    In connection with the acquisition of CR Technology in November 1999, accounted for as a pooling of interests, all financial data for the prior periods have been restated to include CR Technology.

CONSOLIDATED RESULTS OF OPERATIONS

    The following table sets forth operating data as a percentage of revenue.

                                                                FISCAL YEAR ENDED
                                                                  SEPTEMBER 30,
                                                              ---------------------
                                                                1998         1999
                                                              --------     --------
Revenue.....................................................   100.0%       100.0%
Cost of revenue.............................................    57.7         56.3
                                                               -----        -----
Gross margin................................................    42.3         43.7
                                                               -----        -----
Operating expenses:
  Research and development..................................    21.1         13.1
  Selling, general and administrative.......................    26.8         24.5
  Asset recovery related to product line disposal...........    (1.1)         0.0
                                                               -----        -----
    Total operating expenses................................    46.8         37.6
                                                               -----        -----
Operating income (loss).....................................    (4.5)         6.1
Interest income (expense) and other.........................     0.8          0.4
                                                               -----        -----
Income (loss) before income taxes...........................    (3.7)         6.5
Provision for income taxes..................................     0.2          1.5
                                                               -----        -----
Net income (loss)...........................................    (3.9)%        5.0%
                                                               =====        =====

    REVENUE. Revenue increased 46% to $45.4 million in fiscal 1999 from $31.0 million in fiscal 1998. The increase in revenue for fiscal 1999 was due to increased shipments of FPD yield management equipment, particularly in Taiwan, and increased sales of our X-ray and optical inspection system products. Our backlog was approximately $21.4 million at September 30, 1999 as compared to approximately $10.4 million as of September 30, 1998. Our backlog may not result in future revenues.

    GROSS MARGIN. Our gross margin increased to 44% in fiscal 1999 from 42% in fiscal 1998 largely due to manufacturing efficiencies resulting from higher production volumes. These margin improvements were partially offset by lower than typical gross margins from shipments to Taiwan. Overall gross margins will fluctuate on a quarterly basis due to our production volume and product mix, among other factors.

    RESEARCH AND DEVELOPMENT. We reduced our research and development expenses to $5.9 million, or 13% of revenue, in fiscal 1999 from $6.5 million, or 21% of revenue, in fiscal 1998, primarily due to reduced spending for consultants and materials for development activities. In fiscal 1998, we were developing major enhancements to our ArrayChecker test system which were largely complete by fiscal 1999. We expect that our investment in research and development will increase in fiscal 2000 as we begin new development projects.

    SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses increased to $11.1 million, or 25% of revenue, in fiscal 1999 from $8.3 million, or 27% of revenue, in fiscal 1998, largely due to higher commissions and other selling expenses related to increases in orders and revenue. Business development expenses also increased in fiscal 1999. Selling expenses fluctuate based on our product and geographic sales mix, which have different sales channels and associated cost structures. We expect selling, general and administrative expenses to increase in fiscal 2000 and in future periods.

    ASSET RECOVERY RELATED TO PRODUCT LINE DISPOSAL. During the quarter ended December 31, 1997, we received $350,000 related to discontinuing our defect monitoring tool product in September 1996. We expensed the inventory and assets associated with this product in fiscal 1996.

    INTEREST INCOME (EXPENSE) AND OTHER. Interest income (expense) and other decreased to $171,000 in fiscal 1999 from $269,000 in fiscal 1998. Interest income (expense) and other consists of interest income, interest expense, foreign exchange gains and losses, and other miscellaneous income and expenses.

    PROVISION FOR INCOME TAXES. The fiscal 1999 tax provision of $673,000 is lower than the expected tax at statutory rates due to the utilization of net operating losses. As of September 30, 1999, we had federal and state net operating loss carryforwards of approximately $12.1 million and $320,000, respectively. We also had federal and state research and development tax credit carryforwards of approximately $1.3 million and $750,000, respectively. The net operating loss and credit carryforwards will expire at various times beginning in 2000 through 2018, if not utilized. As of September 30, 1999, we had deferred tax assets of approximately $9.7 million, which has been fully reserved by valuation allowance and which consist primarily of net operating loss, research and development tax credit carryforwards, and reserves and other accrued expenses not yet deductible for income tax purposes. These deferred tax assets will be recognized in future periods as taxable income is realized and consistent profits are reported.

QUARTERLY RESULTS OF OPERATIONS

    The following table presents unaudited consolidated statement of operations data for each of the eight quarters ended September 30, 1999, as well as such data expressed as a percentage of net sales. The consolidated quarterly statement of operations below combines the PDI and CR Technology results of operations in the same manner as the annual statements such that the operating results of CR Technology for the three months ended December 31, 1998 are included in the results for both the quarters ended September 30, 1998 and December 31, 1998. We believe that all necessary adjustments have been included to fairly present the quarterly information when read in conjunction with the consolidated financial statements. The operating results for any quarter are not necessarily indicative of the results for any subsequent quarter.

                                                                                QUARTER ENDED
                                            -------------------------------------------------------------------------------------
                                            DEC. 31,   MAR. 31,   JUN. 30,   SEP. 30,   DEC. 31,   MAR. 31,   JUN. 30,   SEP. 30,
                                              1997       1998       1998       1998       1998       1999       1999       1999
                                            --------   --------   --------   --------   --------   --------   --------   --------
                                                                               (IN THOUSANDS)
Revenue...................................   $7,379     $9,472     $7,637    $ 6,482    $ 6,504    $10,326    $13,700    $14,901
Cost of revenue...........................    3,804      5,435      4,255      4,385      4,249      5,857      7,499      7,968
                                             ------     ------     ------    -------    -------    -------    -------    -------
Gross margin..............................    3,575      4,037      3,382      2,097      2,255      4,469      6,201      6,933
Operating expenses:
  Research and development................    1,989      1,599      1,578      1,357      1,309      1,353      1,641      1,640
  Selling, general and administrative.....    1,903      2,065      1,891      2,462      2,471      2,780      2,823      3,066
  Asset recovery related to product line
    disposal..............................     (350)        --         --         --         --         --         --         --
                                             ------     ------     ------    -------    -------    -------    -------    -------
Total operating expenses..................    3,542      3,664      3,469      3,819      3,780      4,133      4,464      4,706
                                             ------     ------     ------    -------    -------    -------    -------    -------
Operating income (loss)...................       33        373        (87)    (1,722)    (1,525)       336      1,737      2,227
Interest income (expense) and other.......       56         50        116         47         (9)        53         60         67
                                             ------     ------     ------    -------    -------    -------    -------    -------
Income (loss) before income taxes.........       89        423         29     (1,675)    (1,534)       389      1,797      2,294
Provision (benefit) for income taxes......       --         64        (30)        39        (46)       110        319        290
                                             ------     ------     ------    -------    -------    -------    -------    -------
Net income (loss).........................   $   89     $  359     $   59    $(1,714)   $(1,488)   $   279    $ 1,478    $ 2,004
                                             ======     ======     ======    =======    =======    =======    =======    =======

                                                                                QUARTER ENDED
                                            -------------------------------------------------------------------------------------
                                            DEC. 31,   MAR. 31,   JUN. 30,   SEP. 30,   DEC. 31,   MAR. 31,   JUN. 30,   SEP. 30,
                                              1997       1998       1998       1998       1998       1999       1999       1999
                                            --------   --------   --------   --------   --------   --------   --------   --------
                                                                           (PERCENTAGE OF REVENUE)
Revenue...................................   100.0%     100.0%     100.0%     100.0%     100.0%     100.0%     100.0%     100.0%
Cost of revenue...........................    51.6       57.4       55.7       67.6       65.3       56.7       54.7       53.5
                                             -----      -----      -----      -----      -----      -----      -----      -----
Gross margin..............................    48.4       42.6       44.3       32.4       34.7       43.3       45.3       46.5
Operating expenses:
  Research and development................    26.9       16.9       20.6       20.9       20.1       13.1       12.0       11.0
  Selling, general and administrative.....    25.8       21.8       24.8       38.0       38.0       26.9       20.6       20.6
  Asset recovery related to product line
    disposal..............................    (4.7)        --         --         --         --         --         --         --
                                             -----      -----      -----      -----      -----      -----      -----      -----
Total operating expenses..................    48.0       38.7       45.4       58.9       58.1       40.0       32.6       31.6
                                             -----      -----      -----      -----      -----      -----      -----      -----
Operating income (loss)...................     0.4        3.9       (1.1)     (26.5)     (23.4)       3.3       12.7       14.9
Interest income (expense) and other.......     0.8        0.6        1.5        0.7       (0.2)       0.5        0.4        0.4
                                             -----      -----      -----      -----      -----      -----      -----      -----
Income (loss) before income taxes.........     1.2        4.5        0.4      (25.8)     (23.6)       3.8       13.1       15.3
Provision (benefit) for income taxes......     0.0        0.7       (0.4)       0.6       (0.7)       1.1        2.3        1.9
                                             -----      -----      -----      -----      -----      -----      -----      -----
Net income (loss).........................     1.2%       3.8%       0.8%     (26.4)%    (22.9)%      2.7%      10.8%      13.4%
                                             =====      =====      =====      =====      =====      =====      =====      =====

    In 1998, financial difficulties in Japan and Korea combined with a decline in FPD prices caused our FPD customers to reduce their capital equipment purchases. Despite incurring net losses in the third and fourth calendar quarters of 1998, we continued to invest in research and development and build our infrastructure. Beginning in the first calendar quarter of 1999, our revenues increased and we returned to profitability in large part because the financial environment improved in Japan and Korea, FPD industry conditions recovered and we captured a larger share of the FPD market.

    Research and development expenses decreased in the third calendar quarter of 1998, primarily due to reduced spending for consultants and materials for development activities. We were developing major enhancements to our ArrayChecker test system which were largely complete by the second calendar quarter of 1998. Our investment in research and development increased in the first calendar quarter of 1999 as we began new development projects.

LIQUIDITY AND CAPITAL RESOURCES

    We have financed our growth primarily by a combination of equity financing, loans, lines of credit, and cash flows from operations. As of September 30, 1999, we had working capital of $20.5 million of which $8.0 million was cash, cash equivalents and short-term investments.

    Cash provided by operating activities was $1.4 million for fiscal 1999. Working capital items that significantly impacted cash balances were accounts receivable, inventories, accounts payable, and accrued expenses and other liabilities. Our accounts receivable balance increased $6.2 million to $13.6 million in fiscal 1999 from $7.4 million in fiscal 1998 due to higher shipments. We reduced inventories $1.1 million to $7.1 million in fiscal 1999 from $8.2 million in fiscal 1998. Accounts payable increased $973,000 to $2.8 million in fiscal 1999 from $1.9 million in fiscal 1998 due to the purchase of additional materials required to meet increased production requirements. The increase of $1.9 million in accrued expenses and other liabilities to $5.5 million in fiscal 1999 from $3.6 million in fiscal 1998 is attributable to the higher number of systems under warranty in addition to higher commission and incentive expenses associated with increases in orders and revenue.

    Capital expenditures were $908,000 in fiscal 1999 and were $790,000 in fiscal 1998.

    We have entered into a $3.5 million bank line of credit which expires in March 2000. This line of credit is secured by substantially all of the Company's assets and contains certain financial and other covenants. We are eligible to borrow against accounts receivable and a portion of inventories. Borrowings under this line of credit bear interest at prime rate plus 1.00% to 1.25% (9.25% to 9.50% as of September 30, 1999). As of September 30, 1999, no amounts were outstanding under this bank line of credit, and we were in compliance with all bank covenants.

    We also have a $1.5 million revolving bank line of credit which we acquired as part of the CR Technology acquisition. This line of credit expires in February 2001 and is secured by substantially all of CR Technology's assets and contains certain financial and other covenants. We are eligible to borrow on an unsecured basis. Borrowings under this line of credit bear interest at prime rate (8.25% as of September 30, 1999). As of September 30, 1999, no amounts were outstanding under this revolving line of credit, and we were in compliance with all bank covenants.

    We believe that cash, cash equivalents, short-term investments, borrowings from the line of credit and cash flows from operations will be sufficient to satisfy working capital requirements and capital equipment needs for at least the next twelve months. As of September 30, 1999, we had no material outstanding commitments to purchase or lease capital equipment.

    We believe that success in our industry requires substantial capital in order to maintain flexibility to take advantage of opportunities as they may arise. We may, from time to time, invest in or acquire complementary businesses, products or technologies and may seek additional equity or debt financing to fund such activities. There can be no assurance that such funding will be available to us on commercially reasonable terms. The sale of additional equity or convertible debt could result in dilution to our shareholders.

YEAR 2000 COMPUTER SYSTEM COMPLIANCE

    The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of our computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities. In addition to our own systems, we rely, directly and indirectly, on external systems of our customers, creditors, financial organizations, utility providers, and government entities, both domestic and international. Consequently, we could be affected by disruptions in the operations of these third parties with which we interact.

    We have established a task force to address internal and external Year 2000 issues. To date, we have made several modifications to our product software, enterprise software and network software to help ensure Year 2000 compliance. Although we believe that our products and internal systems are currently Year 2000 compliant, third parties with which we interact may not be Year 2000 compliant. Failure of third party enterprises to achieve Year 2000 compliance could harm our business.

    We continue to evaluate the estimated costs associated with the efforts to prepare for Year 2000 based on actual experience. While the efforts will involve additional costs, we believe that we will be able to manage our total Year 2000 transition without harm to our business. As of September 30, 1999, we had incurred approximately $36,000 in costs to achieve Year 2000 compliance. The actual outcomes and results could be affected by many factors. These factors include:

    - continued availability of skilled personnel;

    - cost control;

    - ability to locate and correct software code problems;

    - critical suppliers and subcontractors meeting their commitments to be Year 2000 compliant; and

    - timely actions by customers.

    We anticipate that we will remediate all Year 2000 risks and be able to conduct normal operations without having to establish a Year 2000 contingency plan. Accordingly, we do not have a contingency plan and do not intend to establish one. Furthermore, we may not have foreseen and corrected all Year 2000 problems which may disrupt our business.

                                    BUSINESS

INTRODUCTION

    We believe we are the leading provider of yield management solutions to the flat panel display, or FPD, industry. We also offer yield management solutions for the printed circuit board, or PCB, assembly and advanced semiconductor packaging industries. Our test, repair and inspection systems are used by manufacturers to collect data, analyze product quality and identify and repair product defects at critical steps in the manufacturing process.

INDUSTRY BACKGROUND

    Advancing technology and increasing demand for connectivity among electronic devices have promoted the development and growing use of increasingly sophisticated mobile electronic devices, such as notebook computers, cellular phones, personal digital assistants and portable video games. Consequently, manufacturers of mobile electronic devices are continually seeking ways to increase the performance and quality, as well as reduce the size, weight and power requirements of the components incorporated into these devices, such as displays, electronic assemblies and semiconductors. The market for mobile computers, including notebook computers and handheld devices, is expected to grow at a rate of 25% from 18.8 million units in 1998 to 45.2 million units in 2002, according to Dataquest. Similarly, the cellular phone market is expected to grow at a rate of 27% from 175.4 million units in 1998 to 461.1 million units in 2002, according to Dataquest.

    For stationary devices, including desktop computer monitors and televisions, consumers have increasingly demanded higher resolution and performance, as well as reduced footprint, power consumption and heat emission. In response to these market demands, the desktop monitor and television industries have increasingly adopted FPDs, as an alternative to traditional cathode ray tube, or CRT, technology. The market for liquid crystal displays, or LCDs, the principal type of FPD, is expected to grow at a rate of 86% from approximately 1.3 million units, or 1.5% of the desktop monitor market in 1998, to 15.5 million units, or 11% of the desktop market by 2002, according to International Data Corporation.

    As advanced electronics manufacturers ramp up production to meet increased market demands, they are also seeking to improve the quality and reduce the cost of their products by improving manufacturing yields and throughput. To do so, they are increasing the use of more advanced test, repair and inspection equipment and other yield management technologies.

    THE FLAT PANEL DISPLAY INDUSTRY

    Growth in the mobile electronic devices market has driven the demand for FPDs, which offer many advantages over CRTs for mobile applications. FPDs offer reduced size, weight, power consumption and heat emission and better picture quality. As a result, FPDs have emerged as the dominant display technology for mobile electronic devices and have also made inroads into stationary display markets, such as the desktop monitor and television markets.

    In recent years, the FPD manufacturing industry has matured significantly. Korea and Taiwan have emerged as major centers of FPD manufacturing, whereas previously the industry had been concentrated in Japan. The emergence of new competition in the FPD industry has accelerated advances in the FPD manufacturing process, including a move towards adoption of a standard, larger plate size. By moving to a standard plate size, FPD manufacturers may prolong the useful life of their equipment, thereby reducing costs. This larger plate size also increases flexibility to manufacture different and larger display sizes. In addition, the competition has resulted in a move to a zero defect quality standard. Furthermore, as the supply of displays and their importance to computer systems have become more critical, computer OEMs, such as Dell Computer Corporation and Apple Computer, Inc., have invested in or entered into long-term supply agreements with FPD manufacturers. As the industry has matured, better manufacturing processes have been developed, leading to lower cost, higher quality and higher resolution displays.

    In addition to their dominance of high performance portable display applications, FPDs offer key advantages for stationary display applications, even though they are currently more expensive than CRTs with comparable viewing areas. Key advantages of FPDs over CRTs include:

    - reduced size;

    - less weight;

    - less power consumption;

    - reduced heat emission; and

    - sharper, higher resolution images.

    Improvements in FPD technology together with the following market trends have contributed to the growth in demand for FPDs in stationary display markets, such as desktop monitors and televisions.

    - The growth of the world wide web has resulted in a dramatic increase in the use of mobile and stationary devices for entertainment and information gathering purposes. As a result, consumers spend more time viewing their monitors, which has spurred the demand for both mobile and stationary display technologies with sharper, higher resolution images.

    - Emerging technologies, such as high-definition television and very high-resolution desktop applications, are better viewed on FPDs that provide for higher resolution pictures than CRTs.

    - Consumers today have more disposable income, which may be allocated to purchases of more sophisticated electronic products.

    - Computers and other electronic devices are becoming less expensive, allowing consumers to allocate a greater portion of the overall system cost to the display.

    - OEMs are promoting sales of FPDs by bundling computers with FPDs.

    The highest performance FPD available today is the active matrix liquid crystal display, or AMLCD, which produces full color images and operates at much faster refresh rates than earlier passive monochrome LCDs. The color capability, resolution, speed and picture quality of AMLCDs currently make these displays a preferred choice for high performance portable computer, multimedia and other applications requiring the display of video and graphics. DisplaySearch estimates that AMLCDs will represent approximately 78% of the overall dollar volume of the FPD market in 1999.

    THE AMLCD MANUFACTURING PROCESS

    The manufacture of AMLCDs is an extremely complex process, which is developed and refined for different panel sizes and resolutions through research and development, pre-production prototyping and commercial production. Manufacturing an AMLCD involves a series of three principal phases. The first phase is to fabricate an array of thin-film transistors on a glass substrate through a process which is essentially the same as that used to create electronic circuitry on a semiconductor device. In a high-quality color AMLCD, each pixel, the smallest addressable dot on the display, is represented by three transistors, one for each of the display's primary colors, red, green and blue. The second phase, cell assembly, involves attaching a color filter to the transistor-embedded substrate and injecting liquid crystal material between the color filter and the transistor array. The color filter enables the display to attain color capability by selectively filtering out the light emissions from each multi-color pixel array to produce the desired color mix in the displayed image. At the cell assembly phase, each individual pixel is created through the combination of transistors and the color filter. The third phase in the process, module assembly, involves packaging the display and attaching the electronics that will allow the device to display the text, graphics and video images directed by the computer or other electronic systems to the AMLCD. This step also involves sealing the FPD and installing the electronics that connect the FPD to other electronic devices like a computer. The following diagram illustrates these three principal phases in the manufacture of an AMLCD:

[Graphic depicting the AMLCD manufacturing process with the caption "AMLCD manufacturing process". The graphics depicts a series of boxes connected by arrows representing the following key steps of the AMLCD manufacturing process: array fabrication; array pattern inspection; array repair; array test; array repair; cell assembly; cell inspection; cell repair; module assembly; module inspection; and module repair. The array fabrication, array pattern inspection, array repair, and array test boxes are grouped by a dotted line with the caption "Array Fabrication Phase". The cell assembly, cell inspection and cell repair boxes are grouped by a dotted line with the caption "Cell Assembly Phase". The module assembly, module inspection, and module repair boxes are grouped by a dotted line with the caption "Module Assembly Phases". The steps in the manufacturing process in which FPD manufacturers use PDI's systems are indicated in bold. Text beneath the diagram is a box followed by the text: "Indicates steps that use our systems."]

    The ability of FPD manufacturers to improve yields of AMLCDs and other FPDs depends in large part on their ability to test and inspect displays both during and upon completion of the manufacturing process and to use test and inspection data to refine the manufacturing process. Through test and inspection, the FPD manufacturer seeks to identify defects at an early stage in the process to permit repair or to avoid wasting costly materials on continued manufacturing of a defective product. We estimate that approximately two-thirds of the overall cost of manufacturing a typical full color AMLCD is incurred in later stage manufacturing steps after the array fabrication phase. Many of these material costs can be avoided through in-process testing for defects at earlier stages in the manufacturing process. In addition, systematized test and inspection provides qualitative feedback to the FPD manufacturer and enables it to address yield problems and to optimize the manufacturing process. At present, FPD manufacturers are utilizing a number of different approaches to test, repair and inspect at the array and cell phases of the FPD manufacturing process.

    ARRAY TEST. After the array fabrication and prior to attaching the color filter plate and injecting the liquid crystal material, functional electrical tests are performed. Comprehensive testing at the array fabrication phase is critical to yield management and cost reduction.

    Traditional methods for testing array fabrications have increasing limitations as resolutions and quality standards increase and as manufacturing flexibility becomes more important. Traditional array testing methods sequentially exercise each individual pixel from the edge of the display panel through each row and column, while simultaneously measuring the electrical characteristics of the pixel. The sequential measurement of the very large number of pixels on each panel imposes throughput limitations. In order to contact each row and column, traditional methods require the use of probe cards to make thousands of physical contacts around the edge of the display panel. These high precision probe cards are expensive and can only be used for one display resolution and size. The sheer number of lines to be probed generally results in several missed contacts during each test. As resolutions increase, more probes are necessary, with tighter spacing between each probe making it prohibitively difficult to use probe cards for array testing. Furthermore, by measuring each pixel indirectly from the end of its respective row and column, traditional array testing methods have certain other inaccuracies and measurement limitations.

    REPAIR. Laser-based repair systems enable FPD manufacturers to improve yields by repairing panels at several steps in the manufacturing process. Repair systems can download defect data from test and inspection systems to aid operators in locating defects. Repairs can be made during the array fabrication process, after functional electrical test of the completed array plate and after cell inspection. The probability of successful defect repair is highest during the early phases of the manufacturing process. Once a defect is located, operators repair the defect using a laser to either remove or weld material.

    In order to repair defects with high throughput, the large plate substrate must be moved rapidly with micron-level accuracy to successive repair sites. There are many different types of defects that FPD manufacturers seek to repair and each type of defect requires different repair processing. Traditional repair equipment requires significant and repeated operator intervention not only to position the repair site accurately, but also to select the required repair process parameters such as the type of cut, cut points, the power and wavelength of the laser, and the number of repetitions. Traditional repair systems have used equipment stages with limited speed, accuracy and repeatability. These systems have also been characterized by labor intensive user interfaces and limited position automation. These factors have constrained throughput and limited the success rate of repairs. Thus, there is a need for automated equipment that more precisely and rapidly positions large FPD plates and determines and executes the correct repair with minimal human intervention.

    CELL AND MODULE INSPECTION. Human visual inspection has traditionally been the main method of inspection after cell assembly and at various stages of module assembly. To facilitate human inspection at the cell assembly phase, a probing system is used to electronically exercise each pixel. The probing system employs a probe card that contains thousands of probe pins to physically contact every gate and data line. At the module phase, after attachment of the driver electronics, humans inspect the display as the driver electronics exercise each pixel. Inspections at both the cell assembly phase and the module phase include pixel, line and blemish (also known as Mura) defects. Additional inspections at the module stage include: polarizer defects, such as bubbles, particles and scratches; driver integrated circuit defects, such as poor bond joints and circuit defects; and backlighting defects, such as non-uniform brightness and particles. For each of these inspections, the operator manually logs the results for use in repair and statistical process control.

    Human visual inspection suffers from high labor costs, high labor turnover, inconsistency and inefficiency. Human inspection is generally subjective, lacks quantitative standards and does not facilitate the analysis of test and inspection data to isolate and eliminate yield reduction factors. Moreover, as the resolution of displays increases, it becomes more difficult for operators to find single pixel defects and more costly to manufacture and maintain the probe cards. Additionally, OEMs desire specific panel and lot quality control data for FPDs purchased from manufacturers. Providing this information to OEMs is difficult or impossible without automated inspection, data acquisition and quality grading systems. Some of these requirements may be beyond the capabilities of human inspectors. Consequently, as the industry seeks to adopt tighter quality standards, there is a need for automated, high throughput, standard inspection procedures.

    Historically, automated inspections systems have employed a variety of image acquisition and processing techniques, including a variety of CCD sensor configurations. These techniques provide high-resolution images that allow excellent pixel and line defect detection. However, these techniques generally are complex and expensive, have difficulty identifying low contrast Mura defects and have slow image acquisition times. Thus, neither human inspection nor current automated equipment meets the complete inspection needs of FPD manufacturers as the industry moves towards larger, higher resolution panels with zero defects.

   NEED FOR ADVANCED TEST, REPAIR AND INSPECTION EQUIPMENT AND OTHER YIELD MANAGEMENT TECHNOLOGIES IN THE FPD MANUFACTURING PROCESS

    A number of trends in the FPD industry are driving the need for more sophisticated yield management solutions and highlighting the deficiencies of existing test, repair and inspection systems.

    DEMAND FOR HIGHER QUALITY. Increased competition among FPD manufacturers, improvements in the manufacturing process and higher consumer expectations are moving the FPD industry towards a zero defect standard. The manufacturing challenges presented by the requirement for zero defect products have been compounded by the increasing demand for higher resolution and larger displays, which are more difficult to manufacture.

    INCREASING DISPLAY RESOLUTIONS. Resolutions of advanced FPDs now involve more than a million pixels, presenting a challenge when test and inspection equipment must exercise each pixel. Traditional methods of physically contacting each row and column of pixels with probe cards have difficulty handling current advanced displays. New techniques, such as non-contact pixel-addressing mechanisms, are required to more effectively handle these displays.

    HIGH COST OF MATERIALS. Materials costs comprise approximately 57% of FPDs in contrast to only approximately 11% for semiconductors. High materials costs expose the FPD manufacturer to high costs from yield loss throughout the manufacturing process. Therefore, it is important to test and repair early in the manufacturing process before expensive materials are added to the display in the assembly phases.

    NEED FOR INCREASED YIELD AND GREATER THROUGHPUT. Optimizing yield and throughput is critical to cost reduction because of the high cost of constructing, operating and maintaining an FPD manufacturing facility. Test, inspection and repair tools are essential to increase manufacturing yields. These tools must function rapidly and accurately in production to provide for greater throughput.

    NEED FOR FLEXIBILITY. The FPD industry is producing a larger number of different panel sizes as the variety of applications incorporating FPDs has increased. Therefore, manufacturers are seeking test, repair and inspection equipment that can be reconfigured quickly and accurately for different panel sizes with minimal production downtime.

    The FPD manufacturer's need for a yield management solution that reduces costs, increases throughput and improves product quality has driven the demand for new FPD test, repair and inspection technologies while underscoring the shortcomings of traditional technologies. Because of the critical role of yield to FPD manufacturers in reducing their costs, the FPD industry is now generally recognizing the need for automated FPD test, repair and inspection equipment and is looking for yield enhancing solutions at all stages of the FPD manufacturing process. This need has become more acute as FPDs have become increasingly complex and the market has moved to higher resolution displays.

    PCB ASSEMBLY AND ADVANCED SEMICONDUCTOR PACKAGING MARKETS

    Just as the growing demand for increasingly sophisticated mobile and interconnected electronic devices is driving the market for new display technologies, this demand has caused electronics manufacturers to seek to reduce the size, power consumption and cost of the other components contained in these devices. Additionally, as the functionality and sophistication of mobile electronic devices have increased, so has the complexity of their electronic components. These factors are driving the development of smaller, denser and more complex PCBs, the backplanes upon which semiconductors and other electronic components are attached and interconnected. These factors are also contributing to the development of advanced semiconductor packaging technologies.

    As semiconductors continue to shrink and become more complex, an increasing number of wire connectors, or leads, must be attached to the semiconductor package. Ball grid array, or BGA, semiconductor packaging technology was developed to address the problems associated with greater lead counts required for advanced semiconductors. A BGA package has leads on the bottom of the package in the form of small bumps or balls. These balls can be distributed over the entire bottom surface of the semiconductor package, rather than just its perimeter, allowing greater distance between the individual leads. A number of other high-lead count interconnect solutions with hidden solder joints have been developed, including flip chip and chip scale packaging. The BGA market is estimated to grow at a rate of 46% from
1.8 billion units in 1998 to 12.3 billion units in 2003, according to Electronic Trend Publications.

    Because the leads in BGA semiconductor packages are located under the package and, therefore, are not visible after the package has been affixed to a PCB, the inspection of these solder joints requires the use of alternatives to visual inspection technologies, such as X-ray inspection or ultrasound technologies. Furthermore, as the number of leads on semiconductor packages continues to increase, inspection technology must become more sophisticated and precise.

    At the same time, electronic device OEMs are increasingly focusing on their core competencies and outsourcing the manufacture of many components incorporated into their products. This trend has resulted in the rapid expansion of the contract manufacturing industry. The contract manufacturing industry represented 16% of the $554 billion electronics manufacturing market in 1998 and is projected to increase to 26% of the $682 billion market in 2001, according to Technology Forecasters. The contract manufacturing industry has consolidated in recent years and is currently dominated by a few large companies, including SCI Systems Inc., Solectron Corporation, Celestica Inc. and Jabil Circuit Inc.

    Increased competition is causing contract manufacturers to focus on reducing costs while differentiating themselves through improved quality. One way in which contract manufacturers may reduce manufacturing costs is through yield improvements and increased throughput, which may be achieved through increased and more sophisticated inspection. Contract manufacturers are moving towards 100% inspection standards and adopting new inspection technologies as they seek to provide high quality products while reducing costs. Also, the contract manufacturing industry is characterized by shorter product life cycles, a greater variety of products manufactured in smaller lot sizes and a high employee turnover rate. These factors require contract manufacturers to adopt a flexible approach to manufacturing with inspection equipment that is intuitive, easy to use and easily configured.

THE PHOTON DYNAMICS SOLUTION

    We believe we are the leading provider of yield management solutions for the FPD industry. We also offer yield management solutions to the PCB assembly and advanced semiconductor packaging industries. Our extensive test, repair and inspection systems are used to collect data, analyze product quality and repair product defects at critical steps in the manufacturing process.

    Through our years of experience, we have developed extensive application knowledge and skills in data acquisition, image analysis, high precision electromechanical and electro-optical engineering and systems engineering. In the U.S., we have 35 patents issued and active and 7 additional patents pending.

    FPD SOLUTION

    Our FPD yield management products include test, repair and inspection equipment. Our test and inspection equipment identifies and characterizes defects at early stages of the manufacturing process so that the panels may be repaired before the next stage, or, if necessary, discarded, minimizing the loss of time and materials. Our products gather comprehensive data which enable FPD manufacturers to control and tune their processes to produce zero defect displays at high yields.

    FPD ARRAY TEST EQUIPMENT. Our test tools utilize our proprietary Voltage Imaging technology, which provides a high-resolution voltage map of the entire display without contacting the panel. Our proprietary software algorithms convert this voltage map into comprehensive defect and performance data for each pixel. Our technology can pinpoint subtle differences in signal strength such as interlayer shorts, line opens, deposition faults and leaky transistors. PDI's Voltage Imaging technology more completely and accurately identifies and characterizes defective pixels than traditional probe technology, which measures pixel performance indirectly from the edge of the display. Our test tools also record information regarding defective pixels to a data file for use by the FPD repair or inspection systems or by manufacturing engineers for process design and yield improvement analysis.

    FPD REPAIR EQUIPMENT. Our repair equipment analyzes data files from array test and inspection systems to locate defects and automatically position the panel for repair. Our repair equipment generates laser energy in multiple wavelengths to repair most types of defects. The automation and versatility of our repair equipment allows manufacturers to produce zero defect plates efficiently with high yields. Also, the ability to repair FPDs lowers material costs as the number of discarded panels is reduced.

    FPD INSPECTION EQUIPMENT. Our MuraLook technology uses our proprietary software algorithms to identify and characterize blemishes and other defects on panels. Our MuraLook technology automates the inspection process thereby eliminating human errors and implementing consistent objective measurement standards. Our team of leading experts on image analysis has re-engineered our MuraLook software based on a rigorous image analysis theory to provide a comprehensive, automated solution. We believe our next-generation MuraLook technology will reinforce our position as the leader in providing yield management solutions for the FPD industry.

    PCB ASSEMBLY AND ADVANCED SEMICONDUCTOR PACKAGING SOLUTIONS

    Our recent acquisition of CR Technology complements our core capabilities of data acquisition, image analysis and systems engineering, and provides yield management solutions to the PCB assembly and advanced semiconductor packaging industries.

    Our X-ray and optical inspection systems enable PCB assembly and advanced semiconductor packaging manufacturers to meet the challenges of shorter product life cycles, higher standards for quality and increased need for manufacturing flexibility. PDI's intuitive graphical user interface and configuration software speeds operator training and the setup of inspection for new circuit boards which are important in this fast-turnaround manufacturing environment that suffers from high employee turnover.

    X-RAY INSPECTION EQUIPMENT. Our X-ray inspection systems provide an effective, non-destructive means of verifying hidden solder connections such as under BGA packages. These systems also verify connections such as die attachments and wire bonds inside semiconductor packaging.

    OPTICAL INSPECTION EQUIPMENT. Our optical inspection systems inspect PCB assemblies for component presence, correct component, orientation, polarity, skew, solder integrity and other defects.

    COMBINED X-RAY AND AUTOMATED OPTICAL INSPECTION EQUIPMENT. Our combination X-ray and automated optical inspection equipment reduces handling, speeds throughput and saves floor space by simultaneously inspecting both visible and hidden features of PCB assemblies.

PDI'S STRATEGY

    Our objective is to enhance our position as a leading supplier of yield management solutions to the FPD industry and to become a leading supplier of yield management solutions to advanced segments of the electronics assembly and semiconductor packaging industries. Essential elements of our strategy are as follows:

    FURTHER PENETRATE EXISTING MARKETS

    We plan to leverage our global presence, technology leadership and extensive customer relationships to further penetrate the market for yield management solutions. For example, in Japan, although we have a strong customer base and major market share for FPD test and inspection equipment, we are just beginning to penetrate the market for repair equipment. We also intend to leverage our position as a technology leader in the FPD industry to offer our next-generation products and further penetrate our existing customer base.

    In addition, through the acquisition of CR Technology, we have gained access to the PCB assembly and advanced semiconductor packaging markets. CR Technology has been focused on sales to U.S. entities in part due to its limited international infrastructure. As a result, approximately 14% of CR Technology's current revenues come from Asia, a region that represents approximately 40% of the PCB assembly and advanced semiconductor packaging markets. We plan to leverage our global infrastructure in Asia to grow our position in these markets.

    EXPAND YIELD MANAGEMENT PRODUCT OFFERINGS

    Through internal development and acquisitions, we intend to broaden our product offerings for the FPD industry and to expand into new markets within the electronics industry where we can leverage our core competencies. For example, in November 1999 we completed the acquisition of CR Technology, a supplier of advanced X-ray and optical inspection systems to the PCB assembly and advanced semiconductor packaging markets. We will continue to seek new acquisitions or develop strategic partnerships to enhance our technological expertise and yield management product line.

    EXTEND TECHNOLOGY LEADERSHIP

    We believe that our proprietary technology provides us with competitive advantages. We intend to continue to invest in research and development to extend our technology leadership position. We recently formed a technical advisory panel of academic and industry experts to assist us in assessing future developments in our core competencies and in our served markets. In addition, we will continue to build our patent portfolio to bolster our technological competitive advantage.

    MAINTAIN AND ENHANCE EXISTING CUSTOMER RELATIONSHIPS

    We have established close working relationships with the leaders in the FPD industry, which is concentrated among a small number of major manufacturers. We will continue to work with our key customers to develop next generation products to solve their yield management problems. As we extend our product line, we will provide more comprehensive yield management solutions to our customers. We also intend to add focus on certain strategic customers within the PCB assembly and advanced semiconductor packaging industries. Furthermore, we plan to expand and strengthen our service offerings to our customers as well as grow the number of our sales and field applications personnel.

    FOSTER INDUSTRY STANDARDS FOR YIELD MANAGEMENT AND QUALITY

    Our yield management solutions have been instrumental in the development of more rigorous quality standards for the FPD industry. Our recently introduced second generation of test and repair equipment has allowed the industry to cost-effectively produce panels with no defects. As a result, a new zero defect quality standard is emerging in the FPD industry. In addition, we are working to establish quality standards for blemishes and other defects. We have been asked by the Video Electronics Standards Association to assist in the establishment of standards for blemish characterization. We plan to continue to drive quality standards in the FPD industry as well as the PCB assembly and the advanced semiconductor packaging industries.

PRODUCTS AND TECHNOLOGIES

    FPD PRODUCTS

    We offer products that test, repair and inspect AMLCDs, which are estimated to represent 78% of the FPD market in 1999, according to DisplaySearch. Our test, repair and inspection systems use similar software-based controls, processing and graphical user interfaces. Products can be networked together so that defect data can be stored, analyzed and used throughout the manufacturing process. Our highly reliable systems are also compatible with a variety of material handling automation systems.

    The following tables summarizes our products for the FPD manufacturing industry.

                        TYPE OF
       PRODUCT          PRODUCT     STAGE OF PROCESS         FUNCTION            TECHNOLOGY
ArrayChecker           Test        After array          Analysis of the      Voltage Imaging
                                   fabrication and      performance of each
                                   before color filter  pixel
                                   is attached
ArrayChecker 2000      Test        After array          Analysis of the      Voltage Imaging;
(Introduction planned              fabrication and      performance of each  higher resolution
for mid-2000)                      before color filter  pixel                and throughput;
                                   is attached                               larger plate size
ArraySaver             Repair      During and after     Repairs line and     PixeLaser;
                                   array fabrication    pixel defects        BeamBlender
                                                                             multiple wavelength
                                                                             laser; fast high-
                                                                             precision stage
PanelMaster            Inspection  After cell assembly  Locates and          Optical N-Aliasing
                                   and module assembly  characterizes line,  imaging; MuraLook
                                                        cluster, pixel and   image analysis
                                                        blemish (Mura)       algorithms
                                                        defects

    ARRAYCHECKER TEST SYSTEMS. Our ArrayChecker test system detects, locates, quantifies and characterizes electrical, contamination and other defects in AMLCDs after array fabrication. The system uses our proprietary non-contact Voltage Imaging technology to provide a high-resolution voltage map of the entire display and our proprietary image analysis software converts this voltage map into complete pixel defect data. The ArrayChecker determines whether individual pixels or lines of pixels are functional, and also finds more subtle defects such as variations in individual pixel voltage. These defect data files are then used for repair and statistical process control. Our software driven ArrayChecker test system can be configured rapidly for testing different panel sizes relative to traditional systems that require a different probe card for each panel size.

    Our Voltage Imaging technology does not require each pixel to be individually driven. Thus, the probe frames necessary to drive the pixels have significantly reduced complexity through the use of shorting bars which are already incorporated on the array plate for electrostatic discharge protection. These much lower cost, less complex probe frames facilitate easy changeover in panel designs and sizes and increase the reliability of the testing process. We have patented the method of testing and inspecting FPDs through shorting bars rather than through individual contact points.

    Our current ArrayChecker system is an enhanced version of our earlier array test products with improved Voltage Imaging sensors, image processing software, graphical user interface and materials transport features. These enhancements substantially increased the throughput and reliability of our array test systems to provide throughput rates that are similar to or higher than traditional probe card based systems. At the same time, our current ArrayChecker system provides substantially improved defect detection, while continuing to provide the superior functionality, flexibility and cost-efficient features of our earlier array test systems.

    We are now developing our next-generation ArrayChecker 2000 which we believe will deliver further significant improvements in throughput and reliability while accommodating the largest glass plate sizes currently anticipated in the industry. This generation of ArrayChecker is intended to incorporate features which provide for longer life Voltage Imaging sensors, thereby further reducing overall cost of ownership.

    ARRAYSAVER REPAIR SYSTEMS. Our array repair system utilizes our proprietary PixeLaser technology and BeamBlender multiple wavelength laser technology to repair defects in FPDs during and after array fabrication. Our system can use defect data files downloaded from our array test systems, or other test and inspection systems, to automatically position the panel for repair, thereby eliminating the time spent by operators locating defects.

    The ArraySaver system includes a high-precision stage and a user-friendly graphical user interface allowing for high throughput and the capability to repair all current panel sizes. Our fast high-precision stage fully automates the precise positioning of the plate for each successive repair, thereby substantially increasing throughput. Our graphical user interface and software supports semi-automated setup of repair programs for common types of defects so that repairs can be executed rapidly and accurately. These programs provide a series of actions that the system automatically executes to repair the particular defect type.

    PANELMASTER INSPECTION SYSTEMS. Our PanelMaster inspection systems use our proprietary MuraLook image analysis algorithms and N-Aliasing technology to inspect FPD panels for visual defects after cell assembly, and also during and after module assembly. The systems use a high-resolution camera and a computer workstation to quantitatively measure visual characteristics such as contrast, luminance and color balance, and to precisely locate and characterize line, cluster, pixel and blemish defects. Inspection data generated by the systems is displayed on a video monitor for immediate interpretation and can be stored or sent to a repair system to effect repairs. Our inspection systems offer different levels of resolution, functionality and flexibility to suit customers' needs. The systems are available either as stand-alone units or as modular units that can be integrated with manufacturers' material handling equipment.

    We believe our next-generation PanelMaster inspection systems will enable new objective quality standards to be adopted by the FPD industry. We expect our systems to provide quantitative data providing end users with individual display and lot quality data. The need for quality standards in FPDs will require significantly increased statistical process control and lot quality data similar to those that exist in most other segments of the electronics industry. Providing this information to OEMs is not feasible without automated inspection, data acquisition and quality grading systems. These requirements are beyond the capabilities of human inspectors.

    PCB ASSEMBLY AND ADVANCED SEMICONDUCTOR PACKAGING PRODUCTS

    We also offer a broad line of X-ray and optical systems for non-destructive inspection of PCB assemblies and advanced semiconductor packaging. Customers use these systems to detect and identify defects on PCB assemblies and within advanced semiconductor packaging. Both our X-ray and optical inspection product lines are based on our proprietary image processing technology and are integrated with a graphical user interface designed for ease of use on the production line. Our user-friendly, flexible configuration interface is a critical feature for many of our customers whose manufacturing operations must cope with fast turnaround, short production runs and workforces with limited skills and high turnover rates. These products use a common Windows-based computing platform and can be networked together to provide factory and enterprise wide access to product defect data. We offer fully automated systems for use in high volume production lines and also offer lower cost systems for use off the production line.

    The following table summarizes our products for the PCB assembly and advanced semiconductor packaging industries.

                                                                      HANDLER SIZE
       PRODUCT                           FUNCTION                       (INCHES)         SPECIAL FEATURES
X-RAY INSPECTION
CRX-80                  Die attach, wire bond, BGA, chip scale      18 X 24           Up to 80 kev; up to 50x
                        package, flip chip and QFP solder                             magnification
                        integrity
CRX-1000                Die attach, wire bond, BGA, chip scale      12 X 12           Rotation and tilt
                        package, flip chip and QFP solder                             capabilities; up to 160
                        integrity                                                     kev; up to 1000x
                                                                                      magnification
CRX-2000                Die attach, wire bond, BGA, chip scale      18 X 24           Rotation and tilt
                        package, flip chip and QFP solder                             capabilities; up to 160
                        integrity                                                     kev; up to 1000x
                                                                                      magnification
OPTICAL INSPECTION
RTI-6500                Component presence, correct component,      24 X 24           Illumination options
                        orientation, polarity, skew, solder                           for full inspection
                        integrity and other defects                                   capability; for large
                                                                                      complex PCB assemblies
RTI-6520                Component presence, correct component,      18 X 20           Illumination options
                        orientation, polarity, skew, solder                           for full inspection
                        integrity and other defects                                   capability; production
                                                                                      line automation
AOI-2020                Component presence, correct component,      9 X 12            Compact table-top
                        orientation, polarity, skew, and other                        system; advanced
                        defects                                                       scanner technology
COMBINATION X-RAY AND AUTOMATED OPTICAL INSPECTION
XRV-Combination         BGA, chip scale package and flip chip       18 X 20           Production line
                        solder verification; component presence,                      automation; optimized
                        correct component, orientation, polarity,                     for PCB assemblies
                        skew, solder integrity and other defects                      using advanced
                                                                                      semiconductor packaging

    CRX X-RAY INSPECTION SYSTEMS. Our CRX systems utilize X-ray images to inspect for hidden features in both PCB assemblies and advanced semiconductor packaging. Customers use the sharp, high magnification images provided by these CRX systems to analyze failures which cannot be detected by optical means. PCB assembly manufacturers use our systems to inspect the hidden solder connections between PCBs and BGA devices. Semiconductor manufacturers use our systems to inspect for features within advanced semiconductor packaging including die attach, wire bond and flip chip solder bump connections.

    We offer a variety of CRX systems to meet customer requirements for handler size, resolution, magnification, power, pricing and other factors. Magnification ranges from 50 times to 1000 times, power from 80 kev to 160 kev and handler size from 12 inches to 24 inches on a side.

    OPTICAL INSPECTION SYSTEMS. Our optical inspection systems inspect PCB assemblies for defects either before or after the soldering step in the manufacturing process. Many of the defects detected by our systems cannot be detected electrically. Our systems inspect for component presence, correct component, orientation, polarity, skew, solder integrity and other defects. We offer a variety of optical inspection products from a low-cost table-top PCB inspection system targeted to small, cost-sensitive contract manufacturers, to an integrated multi-camera system focused on high-volume production of large complex PCB assemblies.

    Our RTI-6500 and RTI-6520 products feature integrated cameras and lighting heads which pass over the surface of the PCB, selecting different magnifications depending on the size of the components. The RTI-6500 is an off-line system which inspects PCB sizes up to 24 by 24 inches. The RTI-6520 is an in-line system with a built-in conveyor to inspect PCB sizes up to 18 by 20 inches on the production conveyor line.

    Our AOI-2020 system is a low-cost, table-top PCB inspection system for customers who regard price as the most important criteria influencing their purchasing decision. With a maximum PCB size of 9 by 12 inches, the AOI-2020 system is well suited for inspection of notebook computer motherboards and similar compact, complex assemblies.

    COMBINED X-RAY AND AUTOMATED OPTICAL INSPECTION SYSTEMS. Our XRV combined X-ray and automated optical inspection systems enable the simultaneous inspection of both visible and hidden features on a PCB. This reduces handling, increases throughput and saves floor space.

CUSTOMERS

    We sell our products to FPD manufacturers, semiconductor manufacturers, PCB manufacturers and assemblers, and other electronic product manufacturers. Most of our FPD customers are located in Japan, Taiwan and Korea, where FPD production is concentrated. Our installed customer base for our FPD products includes eight out of the ten leading FPD manufacturers. The majority of our PCB assembly and advanced semiconductor packaging customers are located in the U.S.

    We derive most of our revenues from a small number of customers, and we expect this to continue. Our top four customers, each of which is a FPD manufacturer, contributed 55% of revenue in fiscal 1999, compared to 67% in fiscal 1998. Our products for the FPD industry accounted for 69% of revenue in fiscal 1999, compared to 72% in fiscal 1998. Sales to IHI, our value-added reseller in Japan, represented approximately 18% of revenue in fiscal 1999 and approximately 33% of revenue in fiscal 1998.

SALES AND SERVICE

    We sell our products for the FPD industry directly to our customers in Korea, through a sales representative in Taiwan, and through our value-added reseller, IHI, in Japan. We sell our products for the PCB assembly and advanced semiconductor packaging markets primarily through sales representatives. We service our products worldwide directly, except in Japan, where IHI services our products.

    We generally sell our products on net-30 day terms, with a small portion held back until final acceptance. However, a substantial portion of our customers, primarily foreign, remit payments on significantly longer terms. We typically provide a limited warranty on our products for a period of one year from final acceptance by customers. Our field service providers provide customers with repair and maintenance services and customers may enter into repair and maintenance service contracts covering our products.

    As of November 30, 1999, we had approximately 30 sales and service personnel, 16 of which are located in the U.S. and 14 of which are located in Asia. We have increased the number of our sales and service personnel approximately 30% over the last twelve months and we anticipate further increases in the future.

    In the FPD market, our sales and marketing strategy is to provide our customers with increased manufacturing yields and throughput, improved quality and greater overall efficiency in their manufacturing process. In the PCB assembly and advanced semiconductor packaging industries, we focus on high-end applications where our high-resolution, advanced image processing and optical inspection technologies and products provide our customers with product quality assurance capabilities. Our sales and marketing strategy is also to focus on the rapidly expanding contract manufacturing industry. Operating on narrow margins, contract manufacturers compete by reducing costs and improving quality, as well as promoting their advanced capabilities. These customers require flexible systems that are easy to set up and cost-efficient.

RESEARCH AND DEVELOPMENT

    The FPD, PCB assembly and advanced semiconductor packaging industries are characterized by rapid and continuous technological development and product innovation. We believe that it is necessary to maintain our competitive position through continued and timely development of new products and enhancements to existing products. Accordingly, we devote a significant portion of our personnel and financial resources to research and development. Our research and development expenses, consisting primarily of salaries and project materials, were $5.9 million in fiscal 1999, or 13% of revenue. We also maintain close relationships with our customers which helps us remain responsive to their product needs.

    We are directing our current research and development for the FPD market to increase the performance of our array test, repair and inspection systems and to expand the application of our inspection systems for use in related markets. Almost one-half of our research and development personnel are software developers. Our current research and development for the PCB assembly and advanced semiconductor packaging markets is focused on increasing the performance, reliability and functionality of our inspection systems, expanding the application of our inspection systems for use in related markets and developing new X-ray and optical inspection products.

MANUFACTURING AND SUPPLIERS

    We manufacture our products for the FPD industry in San Jose, California and for the PCB assembly and advanced semiconductor packaging industries in Aliso Viejo, California. Our manufacturing activities consist primarily of final assembly and test of components and subassemblies which are purchased from third party vendors.

    We schedule production based upon customer purchase orders and anticipated orders during the planning cycle. We generally expect to be able to accept a customer order, build the required machinery and ship to the customer within 16 weeks for our FPD products and within 8 weeks for our the PCB assembly and advanced semiconductor packaging products. Quality control is maintained through incoming inspection of components, in-process inspection during equipment assembly and final inspection and operation of all manufactured equipment prior to shipment. We work in close collaboration with our customers and suppliers and train all of our employees in quality assurance. Although we conduct assembly of some components and final testing of our systems under limited clean room conditions, most of our manufacturing occurs in standard manufacturing space.

    Under the terms of our relationship with IHI, we retain the exclusive right to manufacture some critical components based on technology not shared with IHI and to sell these components to IHI at prices that are mutually established from time to time. IHI has the right to manufacture, assemble and sell array test systems incorporating these components. To date, we have manufactured all array test systems sold by IHI. Furthermore, IHI has sold products only in its capacity as our value-added reseller in Japan.

    Some of the parts included in our systems are obtained from a single source or a limited group of suppliers. The partial or complete loss of such suppliers could increase our costs, delay shipments and/or require redesigns of our products.

INTELLECTUAL PROPERTY

    We have 35 patents issued and active and 7 patents pending in the U.S., some of which are also issued or pending in Korea or Japan. None of these patents are scheduled to expire before 2008, subject to payment of applicable maintenance fees. In addition, PDI and IHI have jointly filed patent applications in Japan relating to some aspects of the array test systems.

    We frequently review our inventions and attempt to determine which inventions will provide substantial differentiation between our products and those of our competitors. In certain cases, we may also choose to keep an invention or a process as a trade secret. Trade secrets are routinely employed in our manufacturing processes. We have entered into non-disclosure agreements to protect our proprietary technology with our employees and consultants and in some instances with our suppliers, our customers and IHI.

    The patent position of any manufacturer, including us, is subject to uncertainties and may involve complex legal and factual issues. Claims allowed by any existing or future patents issued to PDI may be challenged, invalidated or circumvented, and any rights granted by those patents may not provide us with adequate protection. Litigation may be necessary in the future to enforce our patents and other intellectual property rights or to defend against claims of infringement or invalidity.

BACKLOG

    Our backlog was $21.4 million as of September 30, 1999, as compared to $10.4 million as of September 30, 1998. Our backlog consists of orders for which we have accepted purchase orders and assigned shipment dates within the next eight to twelve months.

    All orders are subject to delay or cancellation with limited or no penalty to the customer. Because of possible changes in product delivery schedules and cancellation of product orders, among other factors, our backlog may vary significantly and at any particular date is not necessarily indicative of actual sales for any succeeding period.

COMPETITION

    The FPD equipment and the component inspection systems industries are highly competitive. We face substantial competition from many established companies, many of which have greater financial, engineering and manufacturing resources than us and have larger service organizations and long-standing customer relationships with key existing and potential customers. In addition, our competitors can be expected to continue to improve the design and performance of their products and to introduce new products with competitive price and performance characteristics. PDI's customers may choose to develop proprietary technology which may obviate or lessen their need to purchase PDI's products. Moreover, competitive pressures may necessitate price reductions, which could harm our results of operations.

    In the FPD industry, our competitors include Micronics Japan Corporation in array testing, NTN Corporation and Hoya Corporation in array repair, and several competitors in the cell and module inspection market. In the X-ray inspection market, our competitors include Nicolet Imaging, Agilent Technologies and Feinfocus. In the optical inspection market, our competitors include GSI Lumonics, Hewlett-Packard Company and Omron. In addition, some of our current and potential competitors have also been acquired by larger companies who seek to enter our markets. We may also face additional competition from new entrants into the FPD, PCB assembly and advanced semiconductor packaging industries. In addition, PDI may face increased competition if IHI elects to begin competing with us.

    We believe that we can compete effectively with our competitors by building on our substantial installed customer base, providing technologically superior, competitively priced products and continuing to emphasize our easy-to-use user interfaces and customer support. However, realizing and maintaining such advantages will require a continued high level of investment by PDI in engineering, research and development, marketing and customer service and support. We may not have sufficient resources to continue to make such investments. Even if sufficient funds are available, we may not be able to make the technological advances necessary to maintain such competitive advantages.

EMPLOYEES

    As of November 30, 1999, we employed a total of 159 persons, including 46 in engineering, 54 in manufacturing, 20 in service, 15 in sales and marketing, and 24 in administration. Of these employees, 143 are located in the U.S., 3 are located in Taiwan, 9 are located in Korea and 4 are located in Japan. No employees are represented by a labor union or covered by a collective bargaining agreement. We consider our relationships with our employees to be good.

FACILITIES

    Our corporate headquarters is located in San Jose, California and consists of a 50,000 square foot facility. We also lease approximately 19,700 square feet in Aliso Viejo, California. In addition, we lease office space for our sales and service operations in Seoul, Korea and Tokyo, Japan.

                                   MANAGEMENT

    Our executive officers and directors, and their ages as of November 30, 1999, are as follows:

NAME                                          AGE      POSITION
----                                        --------   --------
Vincent F. Sollitto, Jr...................     51      President, Chief Executive Officer and
                                                       Director
Richard L. Dissly.........................     55      Chief Financial Officer, Vice President of
                                                       Operations and Secretary
William K. Pratt..........................     62      Chief Technical Officer
Jeffrey A. Hawthorne......................     41      Vice President of Development
Richard E. Amtower........................     56      Vice President of PDI and President of CR
                                                       Technology, Inc.
Bruce P. Delmore..........................     38      Vice President of Marketing, Strategy and
                                                       Business Development
Steve Song................................     44      Vice President of Sales
E. Floyd Kvamme...........................     61      Chairman of the Board
Barry L. Cox..............................     57      Director
Francois J. Henley........................     40      Director
Michael J. Kim............................     54      Director
Malcolm J. Thompson.......................     54      Director

    Set forth below is certain information relating to our executive officers and directors.

    VINCENT F. SOLLITTO became Chief Executive Officer in June 1996 and became a member of our board of directors in July 1996. From August 1993 to 1996, he was the General Manager of Business Unit Operations for Fujitsu
Microelectronics, Inc. From April 1991 to August 1993, he was the Executive Vice President of Technical Operations at Supercomputer Systems, Incorporated. Prior to joining Supercomputer Systems, Incorporated, Mr. Sollitto spent twenty-one years in various management positions at IBM, including Director of Technology and Process. Mr. Sollitto serves as a director of Irvine Sensors Corp. and Applied Films Corporation. Mr. Sollitto holds a B.S. degree in Electrical Engineering from Tufts College.

    RICHARD L. DISSLY became Chief Financial Officer and Vice President of Operations in November 1998 and became Secretary in October 1999. Prior to joining PDI, he was the Chief Financial Officer at a number of companies, including Semaphore Communications from January 1997 to October 1998, CrossCheck Technology from July 1992 to December 1996, Award Software from 1989 to 1991, and Megatest Corporation from 1980 to 1988. Mr. Dissly holds an M.B.A. from Santa Clara University and is a licensed certified public accountant.

    WILLIAM K. PRATT became the Chief Technical Officer in October 1996. In 1993, Dr. Pratt founded Pixelsoft, Inc., an image processing software development company, and served in various management and technical positions until 1996. From 1988 to 1994, he was Director of Multimedia and Imaging Technology at Sun Microsystems, Inc. Prior to 1988, he was Senior Vice President at Compression Labs, Incorporated. Dr. Pratt received a B.S. degree in Electrical Engineering from Bradley University and an M.S. and Ph.D. in Electrical Engineering from University of Southern California. He holds five patents and is the author of several books on image processing.

    JEFFREY A. HAWTHORNE joined PDI in November 1991 and became Vice President of Development in September 1994. From June 1990 to November 1991, he was a consultant with Display Tech, Inc., which provided consulting services in the area of LCDs. He received a B.S. in Engineering Physics from the University of Colorado in 1987 and a M.S. in Optical Engineering from the University of Rochester in 1990.

    RICHARD E. AMTOWER joined PDI as Vice President in November 1999. Since 1984, he was the President and Chief Executive Officer of CR Technology and served as a member of its board of directors. Prior to 1984, Mr. Amtower was Vice President and General Manager of EOCOM Electronic

Systems, a leading developer and manufacturer of laser imaging systems for the newspaper and printed circuit board industries. Mr. Amtower is a graduate of the University of California at Riverside, where he received a B.A. degree in Physics in 1965.

    BRUCE P. DELMORE became Vice President of Marketing, Strategy and Business Development in August 1999. From 1997 to 1999, he was President of Strategos, a marketing consulting firm. From 1994 to 1997, he was Director of EDA and Strategic ASIC Development at Fujitsu Microelectronics, Inc. and from 1987 to 1994, he was Product Manager at Supercomputer Systems, Inc. Mr. Delmore holds a B.S. degree in Mechanical Engineering from the University of Wisconsin-Madison.

    STEVE SONG joined PDI in April 1994 and became Vice President of Sales in August 1998. Prior to joining PDI, Mr. Song was the General Manager of Universal Technology International, a manufacturer of helicopter and fixed-wing aircraft. Mr. Song holds a B.S. degree in Electrical Engineering from Korea University in Seoul Korea.

    E. FLOYD KVAMME became a member of our board of directors in 1986. Since 1984, he has been a general partner of Kleiner Perkins Caufield & Byers.
Mr. Kvamme also serves on the boards of directors of Harmonic, Inc., Brio Technology, National Semiconductor, Power Integrations, Inc. and several privately held companies. Mr. Kvamme received a B.S. degree in Electrical Engineering. from the University of California, Berkeley and an M.S. degree in Engineering from Syracuse University.

    BARRY L. COX became a member of our board of directors in 1990. Mr. Cox joined Quantum Effect Devices in July 1998 and has served as its Chairman of the Board since September 1999. From January 1996 to July 1998, he was a consultant for various companies. From 1992 to 1993, he was the President, Chief Operating Officer and a director of Weitek Corporation, and from 1993 to 1995, served as its President and Chief Executive Officer. From 1987 to 1992 Mr. Cox served as President and Chief Executive Officer of ATEQ Corporation, a semiconductor capital equipment manufacturer. In addition to Quantum Effective Devices, Mr. Cox serves on the boards of several privately held technology companies.
Mr. Cox received a B.S. degree in Engineering from the U.S. Air Force Academy and an M.B.A. from Boston University.

    FRANCOIS J. HENLEY founded PDI in 1986 and has been a member of our board of directors since that time. From 1986 to July 1997, he also held various management and technical positions at PDI, including President and Chief Technical Officer. Since June 1997, he has served as Chief Executive Officer of Silicon Genesis Corporation. Prior to 1986, he held various engineering positions at Hewlett-Packard Company, Intel Corporation and Spectrum
Sciences, Inc. Mr. Henley received a B.S. degree in Electrical Engineering from Rensselaer Polytechnic Institute in 1980 and an M.S. degree in Electrical Engineering from the University of California, Berkeley in 1982.

    MICHAEL J. KIM has been a member of our board of directors since 1991. Since September 1999, he has been the Vice President of Business Development at FDS, Philips Components. From 1993 to February 1999, he was Senior Vice President of LG Electronics, Inc., a manufacturer of FPDs, and served as the head of the San Jose Technology Center of LG Electronics. From 1988 to 1992, Mr. Kim was Vice President at Goldstar Technology, Inc., formerly a subsidiary of LG Electronics. Mr. Kim received a B.S. degree in Electrical Engineering from the University of Illinois, Chicago and an M.S. degree in Electrical Engineering from the University of Santa Clara.

    MALCOLM J. THOMPSON has been a member of our board of directors since 1992. Since 1998, he has been President and Chief Executive Officer of Novalux, Inc. From 1996 to 1998, he was President and Chief Executive Officer of dpiX Inc. and from 1981 to 1996, he was the Chief Technologist for Xerox PARC. He also has served as Chairman of the Board of the Unites States Display Consortium (USDC), an industry-government consortium of over 135 member companies. Dr. Thompson received a B.S. and a Ph.D. in Applied Physics from the University of Brighton, Sussex in the United Kingdom.

                       PRINCIPAL AND SELLING SHAREHOLDERS

    The following table sets forth certain information regarding the ownership of our common stock as of November 30, 1999 by: (i) each director; (ii) each of our executive officers; (iii) all executive officers and directors of the Company as a group; (iv) all those known by us to be beneficial owners of more than five percent (5%) of our common stock; and (v) each of our current shareholders who is expected to sell in the offering.

                                                 SHARES BENEFICIALLY
                                                        OWNED                         SHARES BENEFICIALLY
                                                    PRIOR TO THE                        OWNED AFTER THE
                                                      OFFERING          NUMBER OF          OFFERING
                                                 -------------------   SHARES BEING   -------------------
BENEFICIAL OWNER(1)                               NUMBER    PERCENT      OFFERED       NUMBER    PERCENT
-------------------                              --------   -------    ------------   --------   -------
WFC Holdings Corporation(2)....................  760,971      7.9%        680,000      80,971      *
  555 Montgomery Street
  17th Floor
  San Francisco, CA 94111

Kern Capital Management LLC(3).................  689,600      7.1%             --     689,600     6.3 %
  114 West 47th Street
  Suite 1926
  New York, NY 10036

Fidelity Management(4).........................  520,600      5.4%             --     520,600     4.7 %
  One Federal Street
  Boston, MA 02109

Vincent F. Sollitto, Jr.(5)....................  171,586      1.8%             --     171,586     1.5 %
Richard L. Dissly(6)...........................   24,493        *              --      24,493      *
William K. Pratt(7)............................   44,616        *              --      44,616      *
Jeffrey A. Hawthorne(8)........................   82,811        *              --      82,811      *
Richard E. Amtower(9)..........................  203,169      2.1%             --     203,169     1.8 %
E. Floyd Kvamme(10)............................   28,470        *              --      28,470      *
Barry L. Cox(11)...............................   26,667        *              --      26,667      *
Francois J. Henley(12).........................  147,778      1.5%             --     147,778     1.3 %
Malcolm J. Thompson(13)........................   26,667        *              --      26,667      *
Michael J. Kim(14).............................    7,500        *              --       7,500      *
All executive officers and directors as a group
  (12 persons)(15).............................  800,040      7.9%             --     800,040     7.0 %

------------------------

   * Represents less than 1%.

 (1) This table is based upon information supplied by officers, directors and principal shareholders and Schedules 13D and 13G filed with the Securities and Exchange Commission (the "SEC"). Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, the Company believes that each of the shareholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 9,657,481 shares outstanding on November 30, 1999, adjusted as required by rules promulgated by the SEC.

 (2) Hall, Morris & Drufva II, L.P, or HMD, is currently the record owner of the shares listed next to WFC Holdings Corporation's name. WFC Holdings is the holder of a 99% limited partnership interest in HMD. Pursuant to the HMD partnership agreement, HMD plans to distribute approximately 680,000 shares of the common stock it holds to WFC Holdings. The number of shares which WFC Holdings will receive will be determined based on the average of the closing price of our common stock on the 20 days prior to the distribution of the shares to WFC Holdings. WFC Holdings expects this distribution to take place in January, 2000.

 (3) Robert Kern and David Kern are controlling members of Kern Capital and may be deemed the beneficial owner of the securities in that they might be deemed to share the power to direct the voting or disposition of the securities. This filing does not constitute an admission that either Robert Kern or David Kern is, for any purpose, the beneficial owner of these securities, and such beneficial ownership is expressly denied.

 (4) As of November 30, 1999, Fidelity Management & Research Company indirectly held 520,600 shares of the issued and outstanding shares of Photon Dynamics. Fidelity had sole dispositive power with respect to the 520,600 shares of Photon Dynamics and sole voting power with respect to zero shares. Fidelity carries out the voting of shares under written guidelines by the funds' Board of Trustees.

 (5) Includes 146,573 shares subject to stock options held by Mr. Sollitto exercisable within 60 days of November 30, 1999.

 (6) Includes 23,599 shares subject to stock options held by Mr. Dissly exercisable within 60 days of November 30, 1999.

 (7) Includes 44,018 shares subject to stock options held by Dr. Pratt exercisable within 60 days of November 30, 1999.

 (8) Includes 74,578 shares subject to stock options held by Mr. Hawthorne exercisable within 60 days of November 30, 1999.

 (9) Includes 10,288 shares subject to stock options held by Mr. Amtower exercisable within 60 days of November 30, 1999.

 (10) Includes 5,000 shares subject to stock options held by Mr. Kvamme exercisable within 60 days of November 30, 1999.

 (11) Includes 10,800 shares subject to stock options held by Mr. Cox exercisable within 60 days of November 30, 1999.

 (12) Includes 36,912 shares subject to stock options held by Mr. Henley exercisable within 60 days of November 30, 1999.

 (13) Includes 26,667 shares subject to stock options held by Dr. Thompson exercisable within 60 days of November 30, 1999.

 (14) Includes 7,500 shares subject to stock options held by Mr. Kim exercisable within 60 days of November 30, 1999.

 (15) Includes 408,584 shares which certain executive officers, directors and principal shareholders of the Company have the right to acquire within 60 days of November 30, 1999 pursuant to outstanding options.

                                  UNDERWRITING

    PDI and the selling shareholder are offering the shares of common stock described in this prospectus through a number of underwriters. Banc of America Securities LLC and Needham & Company, Inc. are the representatives of the underwriters. PDI and the selling shareholder have entered into a firm commitment underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, PDI and the selling shareholder have agreed to sell to the underwriters, and each underwriter has agreed to purchase, the number of shares of common stock listed next to its name below at the public offering price less the underwriting discount and commissions on the cover page of the prospectus:

UNDERWRITERS                                                  NUMBER OF SHARES
------------                                                  ----------------
Banc of America Securities LLC..............................
Needham & Company, Inc......................................
SoundView Technology Group, Inc.............................
                                                                -----------
  Total.....................................................      2,000,000
                                                                ===========

    The underwriting agreement is subject to a number of terms and conditions and provides that the underwriters must buy all of the shares if they buy any of them. The underwriters will sell the shares to the public when and if the underwriters buy the shares from us and the selling shareholder.

    The underwriters initially will offer shares to the public at thc price specified on the cover page of this prospectus. The underwriter may allow to
some dealers a concession of not more than $      per share. The underwriters
may also allow, and any other dealers may reallow, a concession of not more than
$      per share to some other dealers. If all the shares are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. No change in the selling terms will vary the proceeds to be received by us as specified on the cover page to the prospectus. The common stock is offered subject to a number of conditions, including:

    - receipt and acceptance of the common stock by the underwriters; and

    - the right on the part of the underwriters to reject orders in whole or in part.

    We have granted the underwriters an option to buy up to 300,000 additional shares of common stock. These additional shares would cover sales of shares by the underwriters that exceed the number of shares specified in the table above. The underwriters may exercise this option at any time within 30 days after the date of this prospectus. If the underwriters exercise this option, they will each purchase, subject to a number of terms and conditions, additional shares approximately in proportion to the amounts specified in the table above.

    The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters. These amounts are shown assuming no exercise and full exercise of thc underwriters' option to purchase additional shares.

                                                                              FULL
                                                              NO EXERCISE   EXERCISE
                                                              -----------   --------
Per share underwriting discounts and commissions............    $           $
Total underwriting discounts and commissions to be paid
  by us.....................................................    $           $
Total underwriting discounts and commissions to be paid by
  the selling shareholder...................................    $           $

    The expenses of the offering, not including underwriting discounts and
commissions, are estimated to be approximately $      and will be paid by us and
the selling shareholder. Expenses of the offering, exclusive of underwriting discounts and commissions, include the SEC filing fee, printing expenses, transfer agent and registration and other miscellaneous fees. Offering expenses, excluding underwriting discounts and commissions, are estimated as
$      .

    We, our executive officers and directors, certain of our shareholders and the selling shareholder have entered into lock-up agreements with the underwriters. Under these agreements, subject to exceptions, we may not issue any new shares of common stock, and our executive officers and directors, certain of our shareholders and the selling shareholder may not offer, sell, contact to sell, or otherwise dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock. These restrictions will be in effect for a period of 90 days after the date of this prospectus, At any time and without notice, Banc of America Securities LLC and Needham & Company, Inc. jointly may, in their sole discretion, release all or some of the securities from these lock-up agreements.

    PDI and the selling shareholder will indemnify the underwriters against some liabilities, including some liabilities under the Securities Act. If we or the selling shareholder are unable to provide this indemnification, PDI and the selling shareholder will contribute to payments the underwriters may be required to make in respect of those liabilities.

    In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of the common stock. These transactions may include:

    - short sales;

    - over-allotment;

    - purchases to cover positions created by short sales; and

    - stabilizing transactions.

    Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. In order to cover a short position, the underwriters may bid for and purchase shares of common stock in the open market or may exercise their over-allotment option. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress.

    The underwriters may also impose a penalty bid. This means that if the representatives purchase shares in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

    As a result of these activities, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq National Market, in the over-the-counter market or otherwise.

    In connection with this offering, some underwriters and any selling group members who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in the common stock on thc Nasdaq National Market in accordance with Rule 103 of Regulation M. Rule 103 permits passive market making during thc period when Regulation M would otherwise prohibit market making activity by the participants in this offering. Passive market making may occur during the business day before the pricing of the offering, before the commencement of offers or sales of the common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the passive market maker's bid, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

                                 LEGAL MATTERS

    The validity of the issuance of the common stock offered hereby will be passed upon for us by Cooley Godward LLP, Palo Alto, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Heller Ehrman White & McAuliffe, San Francisco, California.

                                    EXPERTS

    The consolidated financial statements of Photon Dynamics, Inc. appearing in Photon Dynamics, Inc.'s Annual Report on Form 10-KSB for the year ended September 30, 1999, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

    The supplemental consolidated financial statements of Photon Dynamics, Inc. at September 30, 1998 and 1999 and for the years then ended, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein which, as to the year ended 1998 are based in part on the report of the Cacciamatta Accountancy Corporation, independent auditors. The financial statements referred to above are included in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

    The consolidated financial statements of CR Technology, Inc. appearing in Photon Dynamics, Inc.'s Current Report on Form 8-K dated December 15, 1999, have been audited by the Cacciamatta Accountancy Corporation, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

    We are a reporting company and file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. You may read and copy such materials at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of such material from the SEC at prescribed rates for the cost of copying by writing to the Public Reference Section of the SEC at the same address. You may call the SEC at 1-800-SEC-0330 for more information on the public reference rooms. You can also find our SEC filings at the SEC's web site at www.sec.gov.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

    - Annual Report on Form 10-KSB filed October 27, 1999.

    - Current Report on Form 8-K filed December 15, 1999.

    - The description of the common stock contained in PDI's Registration Statement on Form 8-A filed on November 14, 1995.

    You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

                             Photon Dynamics, Inc.
                            6325 San Ignacio Avenue
                        San Jose, California 95119-1202
                                 (408) 226-9900

                             PHOTON DYNAMICS, INC.

            INDEX TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS


Report of Ernst & Young LLP, Independent Auditors...........     F-2
Report of Cacciamatta Accountancy Corporation, Independent
  Auditors..................................................     F-3
Supplemental Consolidated Balance Sheets as of
  September 30, 1998 and September 30, 1999.................     F-4
Supplemental Consolidated Statements of Operations for the
  Fiscal Years Ended September 30, 1998 and 1999............     F-5
Supplemental Consolidated Statements of Cash Flows for the
  Fiscal Years Ended September 30, 1998 and 1999............     F-6
Supplemental Consolidated Statements of Shareholders' Equity
  for the Fiscal Years Ended September 30, 1998 and 1999....     F-7
Notes to Supplemental Consolidated Financial Statements.....     F-8

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Photon Dynamics, Inc.

    We have audited the supplemental consolidated balance sheets of Photon Dynamics, Inc. (formed as a result of the consolidation of Photon
Dynamics, Inc. and CR Technology, Inc.) as of September 30, 1998 and 1999, and the related supplemental consolidated statements of operations, shareholders' equity, and cash flows for the years then ended. The supplemental consolidated financial statements give retroactive effect to the merger of Photon
Dynamics, Inc. and CR Technology, Inc. on November 30, 1999, which has been accounted for using the pooling of interests method as described in the notes to the supplemental consolidated financial statements. These supplemental financial statements are the responsibility of the management of Photon Dynamics, Inc. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of CR Technology, Inc. for the year ended December 31, 1998, which statements reflect total assets of $4.2 million included in the related supplemental consolidated financial statement totals as of September 30, 1998, and which reflect net income of $258,000 included in the related 1998 supplemental consolidated financial statement totals for the year ended September 30, 1998. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to data included for CR Technology, Inc., is based solely on the report of the other auditors.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

    In our opinion, based on our audits and the report of other auditors, the supplemental financial statements referred to above present fairly, in all material respects, the supplemental consolidated financial position of Photon Dynamics, Inc. as of September 30, 1998 and 1999, and the supplemental consolidated results of its operations and its cash flows for the years then ended, after giving retroactive effect to the merger of CR Technology, Inc., as described in the notes to the supplemental consolidated financial statements, in conformity with generally accepted accounting principles.

                                          /s/ ERNST & YOUNG LLP

San Jose, California
October 18, 1999 (except for the
second paragraph
under "Principles of Consolidation and
Basis of
Presentation" in Note 1 and except for
Note 2
as to which the date is November 30,
1999)

      REPORT OF CACCIAMATTA ACCOUNTANCY CORPORATION, INDEPENDENT AUDITORS

The Board of Directors and Shareholders
CR Technology, Inc.

    We have audited the accompanying consolidated balance sheet of CR Technology, Inc. and Subsidiary as of December 31, 1998, and the related consolidated statements of income, stockholders' equity and cash flows for the year then ended (not presented separately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CR Technology, Inc. and Subsidiary as of December 31, 1998, and the results of their consolidated operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

                                          /s/ CACCIAMATTA ACCOUNTANCY
                                          CORPORATION

Irvine, California
May 7, 1999
(except for Note 11, as to which the
date is August 25, 1999)

                             PHOTON DYNAMICS, INC.

                    SUPPLEMENTAL CONSOLIDATED BALANCE SHEETS

                                                               AS OF SEPTEMBER 30,
                                                              ---------------------
                                                                1998        1999
                                                              ---------   ---------
                                                              (IN THOUSANDS, EXCEPT
                                                                   SHARE DATA)
                                      ASSETS

Current assets:
  Cash and cash equivalents.................................  $  6,117    $  6,421
  Short-term investments....................................       178       1,605
  Accounts receivable, net of allowance of $1,010 and $1,301
    as of September 30, 1998 and 1999, respectively.........     7,449      13,630
  Inventories...............................................     8,234       7,112
  Prepaid expenses and other current assets.................       638         714
                                                              --------    --------
Total current assets........................................    22,616      29,482

Property, equipment and leasehold improvements, net.........     1,949       1,817

Other assets................................................       626         768
                                                              --------    --------
Total assets................................................  $ 25,191    $ 32,067
                                                              ========    ========

                       LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable..........................................  $  1,858    $  2,831
  Accrued expenses and other liabilities....................     3,647       5,535
  Deferred revenue and customer deposits....................       118         655
                                                              --------    --------
Total current liabilities...................................     5,623       9,021
                                                              --------    --------
Commitments and contingencies

Shareholders' equity:
  Preferred stock, no par value, 5,000,000 shares
    authorized, none issued and outstanding.................        --          --
  Common stock, no par value, 20,000,000 shares authorized,
    9,030,108 and 9,648,571 shares issued and outstanding as
    of September 30, 1998 and 1999, respectively............    44,985      45,972
  Accumulated deficit.......................................   (25,135)    (22,929)
  Accumulated other comprehensive income (loss).............      (197)          3
  Notes receivable from shareholders........................       (85)         --
                                                              --------    --------
Total shareholders' equity..................................    19,568      23,046
                                                              --------    --------
Total liabilities and shareholders' equity..................  $ 25,191    $ 32,067
                                                              ========    ========

   See accompanying notes to supplemental consolidated financial statements.

                             PHOTON DYNAMICS, INC.

               SUPPLEMENTAL CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                FISCAL YEAR ENDED
                                                                  SEPTEMBER 30,
                                                              ---------------------
                                                                1998        1999
                                                              ---------   ---------
                                                              (IN THOUSANDS, EXCEPT
                                                                 PER SHARE DATA)
Revenue.....................................................   $30,970     $45,431
Cost of revenue.............................................    17,879      25,573
                                                               -------     -------
Gross margin................................................    13,091      19,858
                                                               -------     -------
Operating expenses:
  Research and development..................................     6,523       5,943
  Selling, general and administrative.......................     8,321      11,140
  Asset recovery related to product line disposal...........      (350)         --
                                                               -------     -------
Total operating expenses....................................    14,494      17,083
                                                               -------     -------
Operating income (loss).....................................    (1,403)      2,775

Interest income.............................................       282         305
Interest expense and other..................................       (13)       (134)
                                                               -------     -------
Income (loss) before provision for income taxes.............    (1,134)      2,946
Provision for income taxes..................................        73         673
                                                               -------     -------
Net income (loss)...........................................   $(1,207)    $ 2,273
                                                               =======     =======

Basic net income (loss) per share...........................   $ (0.14)    $  0.24
                                                               =======     =======
Diluted net income (loss) per share.........................   $ (0.14)    $  0.23
                                                               =======     =======
Shares used in computing basic net income (loss) per
  share.....................................................     8,930       9,282
Shares used in computing diluted net income (loss) per
  share.....................................................     8,930       9,935

   See accompanying notes to supplemental consolidated financial statements.

                             PHOTON DYNAMICS, INC.
               SUPPLEMENTAL CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                               FISCAL YEAR ENDED
                                                                 SEPTEMBER 30,
                                                              -------------------
                                                                1998       1999
                                                              --------   --------
                                                                (IN THOUSANDS)
Operating activities:
  Net income (loss).........................................  $(1,207)   $ 2,273
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
    Depreciation and amortization...........................    1,378      1,093
    Unrealized loss on investments..........................       --         (2)
    Changes in operating assets and liabilities:
      Accounts receivable...................................    3,910     (6,074)
      Inventories...........................................   (1,727)     1,399
      Prepaid expenses and other current assets.............      243       (422)
      Other assets..........................................       14         69
      Accounts payable......................................   (1,573)       555
      Accrued expenses and other liabilities................      794      2,061
      Deferred revenue and customer deposits................     (305)       423
                                                              -------    -------
        Net cash provided by operating activities...........    1,527      1,375

Investing activities:
  Purchases of property and equipment, net..................     (790)      (908)
  Purchases of short-term investments.......................      (25)    (1,500)
  Proceeds from sale of short-term investments..............      140        177
                                                              -------    -------
        Net cash used in investing activities...............     (675)    (2,231)

Financing activities:
  Payments on line of credit................................      (50)        --
  Repurchase of common stock................................      (45)        --
  Proceeds from issuance of common stock....................      405        989
  Proceeds from notes receivable to shareholders............       30         85
                                                              -------    -------
        Net cash provided by financing activities...........      340      1,074
                                                              -------    -------
Adjustment to conform fiscal year of CR Technology, Inc.....       --       (116)
Effect of exchange rate changes on cash.....................     (183)       202
                                                              -------    -------
Net increase in cash and cash equivalents...................    1,009        304
Cash and cash equivalents at beginning of year..............    5,108      6,117
                                                              -------    -------
Cash and cash equivalents at end of year....................  $ 6,117    $ 6,421
                                                              =======    =======
Supplemental disclosure of cash flow information:
  Interest paid.............................................  $    10    $    20
                                                              =======    =======
  Income taxes paid.........................................  $    84    $   201
                                                              =======    =======

   See accompanying notes to supplemental consolidated financial statements.

                             PHOTON DYNAMICS, INC.
          SUPPLEMENTAL CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                        ACCUMULATED       NOTES
                                      COMMON STOCK                         OTHER        RECEIVABLE        TOTAL
                                  --------------------   ACCUMULATED   COMPREHENSIVE       FROM       SHAREHOLDERS'
                                   SHARES      AMOUNT      DEFICIT     INCOME (LOSS)   SHAREHOLDERS      EQUITY
                                  ---------   --------   -----------   -------------   ------------   -------------
                                                          (IN THOUSANDS, EXCEPT SHARE DATA)
Balance at September 30, 1997...  8,841,391   $44,625      $(23,928)       $ (14)          $(115)        $20,568
Net loss........................         --        --        (1,207)          --              --          (1,207)
Net translation adjustments.....         --        --            --         (183)             --            (183)
                                                                                                         -------
Total comprehensive loss........                                                                          (1,390)
                                                                                                         -------
Issuance of common stock........    234,486       405            --           --              --             405
Repurchase of common stock......    (45,769)      (45)           --           --              --             (45)
Repayment of notes receivable...         --        --            --           --              30              30
                                  ---------   -------      --------        -----           -----         -------
Balance at September 30, 1998...  9,030,108    44,985       (25,135)        (197)            (85)         19,568
Net income......................         --        --         2,273           --              --           2,273
Net translation adjustment......         --        --            --          202              --             202
Net unrealized loss on
  investments...................         --        --            --           (2)             --              (2)
                                                                                                         -------
Total comprehensive income......                                                                           2,473
                                                                                                         -------
Pooling adjustment with CR
  Technology, Inc...............         --        --           (67)          --              --             (67)
Issuance of common stock........    618,463       987            --           --              --             987
Repayment of notes receivable...         --        --            --           --              85              85
                                  ---------   -------      --------        -----           -----         -------
Balance at September 30, 1999...  9,648,571   $45,972      $(22,929)       $   3           $  --         $23,046
                                  =========   =======      ========        =====           =====         =======

   See accompanying notes to supplemental consolidated financial statements.

                             PHOTON DYNAMICS, INC.

            NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    ORGANIZATION. Photon Dynamics, Inc. ("PDI" or the "Company") is a leading provider of yield management solutions to the flat panel display ("FPD") industry. The Company also offers yield management solutions to the printed circuit board ("PCB") assembly and advanced semiconductor packaging industries. The Company's test, repair and inspection systems are used by manufacturers to collect data, analyze product quality, and identify and repair product defects at critical steps in the manufacturing process.

    The Company sells its products for the FPD industry directly to customers in Korea, through a sales representative in Taiwan, and through a value-added reseller, IHI, in Japan. The Company sells products for the PCB assembly and advanced semiconductor packaging markets primarily through sales representatives. A significant portion of the Company's revenue is derived from a small number of customers in the FPD industry. Most of the Company's FPD customers are located in Japan, Taiwan and Korea, where FPD production is concentrated. The majority of the Company's PCB assembly and advanced semiconductor packaging customers are located in the U.S.

    REVENUE RECOGNITION. The Company generally recognizes revenues from product sales upon shipment, which usually precedes final acceptance. The Company generally recognizes revenues from service contracts ratably over the contract period.

    PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION. The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. Significant intercompany accounts and transactions have been eliminated in consolidation.

    On November 30, 1999, the Company acquired CR Technology, Inc. ("CR Technology"), a California corporation. This transaction was accounted for as a pooling of interests. The consolidated financial statements for the years ended September 30, 1998 and 1999 have been restated to include the financial position, results of operations and cash flows of CR Technology. Financial information for PDI's fiscal years ended September 30, 1998 and 1999 have been combined with CR Technology for the fiscal year ended December 31, 1998 and the twelve months ended September 30, 1999, respectively. Therefore, the results of operations for the three months ended December 31, 1998 for CR Technology has been included in both years. CR Technology's net income for the three months ended December 31, 1998 has been reflected as an adjustment to shareholders' equity in the accompanying financial statements during the year ended
September 30, 1999. The unaudited results of operations of CR Technology are summarized as follows:

                                                            THREE MONTHS ENDED
                                                            DECEMBER 31, 1998
                                                            ------------------
                                                              (IN THOUSANDS)
Revenue...................................................        $2,423
Operating income..........................................        $    9
Net income................................................        $   67

    These supplemental consolidated financial statements will become the historical financial statements upon the issuance of the financial statements for the quarter ended December 31, 1999. See Note 2.

    USE OF ESTIMATES. The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the

                             PHOTON DYNAMICS, INC.

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

    CASH AND CASH EQUIVALENTS. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

    SHORT-TERM INVESTMENTS. Short-term investments consist of marketable securities with a maturity of less than one year but not less than three months. Short-term investments are available for sale and are recorded at fair value.

    INVENTORIES. Inventories are priced at the lower of cost or market using the first-in, first-out ("FIFO") method for all inventories. Inventories consisted of the following:

                                                           AS OF SEPTEMBER 30,
                                                           -------------------
                                                             1998       1999
                                                           --------   --------
                                                             (IN THOUSANDS)
Raw materials............................................   $2,475     $3,769
Work-in-progress.........................................    3,024      2,686
Finished goods...........................................    2,735        657
                                                            ------     ------
                                                            $8,234     $7,112
                                                            ======     ======

    PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS. Property, equipment and leasehold improvements are stated on the basis of cost. Depreciation is computed principally by the straight-line method for financial reporting purposes. Estimated useful lives for financial reporting purposes range from three to five years.

    Property, equipment and leasehold improvements consisted of the following:

                                                           AS OF SEPTEMBER 30,
                                                           -------------------
                                                             1998       1999
                                                           --------   --------
                                                             (IN THOUSANDS)
Equipment................................................  $ 4,979    $ 5,853
Office furniture and fixtures............................      407        417
Leasehold improvements...................................      521        545
                                                           -------    -------
                                                             5,907      6,815
Less accumulated depreciation and amortization...........   (3,958)    (4,998)
                                                           -------    -------
                                                           $ 1,949    $ 1,817
                                                           =======    =======

    WARRANTY. The Company typically provides a limited warranty on its products for a period of one year from final acceptance by customers. A provision for estimated warranty costs is recorded upon shipment.

    FOREIGN CURRENCY TRANSLATION. The financial statements of foreign subsidiaries have been translated into U.S. dollars in accordance with FASB Statement No. 52, FOREIGN CURRENCY TRANSLATION. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Income statement amounts have been translated using the average exchange rate for the year.

                             PHOTON DYNAMICS, INC.

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Translation adjustments are included as a separate component of shareholders' equity. Foreign currency transaction gains and losses are included in results of operations and have been immaterial for all periods presented.

    STOCK BASED COMPENSATION. The Company accounts for its stock option and employee stock purchase plans in accordance with the provisions of APB Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES ("APB 25") and related Interpretations. Pro forma information regarding earnings per share is disclosed as required by FASB Statement No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION ("FAS 123"). See Note 12.

ADVERTISING EXPENSES

    Advertising expenditures are charged to operations as incurred. Advertising expense for the fiscal years ended September 30, 1998 and 1999 amounted to $81,000 and $122,000, respectively.

    EARNINGS PER SHARE. Basic and diluted earnings per share are calculated in accordance with FASB Statement No. 128, EARNINGS PER SHARE ("FAS 128"). See
Note 14.

    COMPREHENSIVE INCOME. As of October 1998, the Company adopted FASB Statement No. 130, REPORTING COMPREHENSIVE INCOME ("FAS 130") which establishes new rules for the reporting and display of comprehensive income and its components. FAS 130 requires unrealized gains or losses on the Company's available-for-sale investments and foreign currency translation adjustments, which prior to adoption were reported separately in shareholders' equity, to be included in accumulated other comprehensive income. Prior year financial statements have been reclassified to conform to the requirements of FAS 130. The adoption of FAS 130 had no impact on the Company's net income (loss) or shareholder's equity.

    SEGMENT INFORMATION. As of October 1998, the Company adopted FASB Statement No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION ("FAS 131"). FAS 131 superseded FASB Statement No. 14, FINANCIAL REPORTING FOR SEGMENTS OF A BUSINESS ENTERPRISE. FAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. FAS 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. The adoption of FAS 131 did not affect consolidated results of operations or financial position. See Note 11.

    IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS. In June 1998, the FASB issued Statement No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES ("FAS 133"). FAS 133 will require the Company to recognize all derivatives on the balance sheet at fair value. The Company does not anticipate that the adoption of FAS 133 will have a significant effect on its results of operations or financial condition.

    In July 1999, the FASB issued Statement No. 137, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES--DEFERRAL OF THE EFFECTIVE DATE OF FAS 133 ("FAS 137"). FAS 137 defers the effective date of FAS 133 to fiscal quarters ended and years beginning after June 15, 2000. Accordingly, the Company is required to adopt FAS 133 for the fiscal year ending September 30, 2001.

                             PHOTON DYNAMICS, INC.

NOTE 2--BUSINESS COMBINATION

    On November 30, 1999, the Company acquired CR Technology, a supplier of advanced X-ray and optical inspection systems to the PCB assembly and advanced semiconductor packaging industries. In exchange for 1,834,251 shares of the Company's common stock, the Company acquired all of the outstanding capital stock of CR Technology, using an exchange ratio of 1.203343 shares of the Company's common stock for each share of CR Technology. In addition, all outstanding CR Technology stock options were converted, at the common stock exchange ratio, into options to purchase the Company's common stock. This transaction was approved by a vote of the Company's and CR Technology's shareholders.

    As of September 30, 1999, direct acquisition costs of $404,000 in connection with the acquisition, primarily relating to legal, investment banking and accounting fees, have been capitalized as prepaid expenses and will be expensed during the three months ended December 31, 1999, the period in which the transaction was consummated.

    The following presents certain statement of operations data of the Company and CR Technology for the periods prior to the acquisition:

                                                             FISCAL YEAR ENDED
                                                               SEPTEMBER 30,
                                                            -------------------
                                                              1998       1999
                                                            --------   --------
                                                              (IN THOUSANDS)
Net revenue:
  PDI.....................................................  $22,420    $31,562
  CR Technology...........................................    8,550     13,869
                                                            -------    -------
  Consolidated net revenue................................  $30,970    $45,431
                                                            =======    =======

Net income (loss):
  PDI.....................................................  $(1,465)   $ 1,170
  CR Technology...........................................      258      1,103
                                                            -------    -------
  Consolidated net income (loss)..........................  $(1,207)   $ 2,273
                                                            =======    =======

NOTE 3--ACCRUED EXPENSES AND OTHER LIABILITIES

    Accrued expenses and other liabilities consisted of the following:

                                                           AS OF SEPTEMBER 30,
                                                           -------------------
                                                             1998       1999
                                                           --------   --------
                                                             (IN THOUSANDS)
Warranty.................................................   $1,199     $1,640
Compensation.............................................    1,159      1,518
Commissions..............................................      371        968
Other accrued expenses...................................      918      1,409
                                                            ------     ------
                                                            $3,647     $5,535
                                                            ======     ======

                             PHOTON DYNAMICS, INC.

NOTE 4--NOTES RECEIVABLE FROM SHAREHOLDERS

    Notes receivable from shareholders arose from certain employees exercising their stock options and advances to purchase stock on the open market. The notes bear interest at 6.83% per annum and are secured by the shares purchased. As of September 30, 1999, all notes receivable from shareholders had been collected.

NOTE 5--ASSET RECOVERY RELATED TO PRODUCT LINE DISPOSAL

    During the quarter ended December 31, 1997, the Company received $350,000 related to discontinuing its defect monitoring tool product in September 1996. The Company had expensed the inventory and assets associated with this product in the previous year.

NOTE 6--CREDIT ARRANGEMENTS

    The Company has entered into a $3.5 million bank line of credit which expires in March 2000. This line of credit is secured by substantially all of the Company's assets and contains certain financial and other covenants. The Company is eligible to borrow against accounts receivable and a portion of inventories. Borrowings under this line of credit bear interest at prime rate plus 1.00% to 1.25% (9.25% to 9.50% as of September 30, 1999). As of
September 30, 1999, no amounts were outstanding under this bank line of credit, and the Company was in compliance with all bank covenants.

    The Company has assumed a $1.5 million revolving bank line of credit which was acquired as part of the CR Technology acquisition. This bank line of credit expires in February 2001. This line of credit is secured by substantially all of CR Technology's assets and contains certain financial and other covenants. CR Technology is eligible to borrow on an unsecured basis. Borrowings under this line of credit bear interest at prime rate (8.25% as of September 30, 1999). As of September 30, 1999, no amounts were outstanding under this revolving line of credit, and CR Technology was in compliance with all bank covenants.

NOTE 7--SHAREHOLDERS' EQUITY

    STOCK RESERVED FOR FUTURE ISSUANCE. As of September 30, 1999, the Company has reserved 1,664,655 shares of common stock for future issuance.

    WARRANTS. There are warrants outstanding to purchase from the Company 12,067 shares of common stock. The purchase price for the shares is $5.40 per share. These warrants will expire in June 2000.

                             PHOTON DYNAMICS, INC.

NOTE 8--INCOME TAXES

    The provision for income taxes consists of the following:

                                                             FISCAL YEAR ENDED
                                                               SEPTEMBER 30,
                                                            -------------------
                                                              1998       1999
                                                            --------   --------
                                                              (IN THOUSANDS)
Current:
  Federal.................................................   $   7       $111
  State...................................................     118        151
  Foreign.................................................     108         71

Deferred:
  Federal.................................................    (160)       340
                                                             -----       ----
      Total...............................................   $  73       $673
                                                             =====       ====

    The provisions for taxes on income differed from the provisions calculated by applying the federal statutory rate to income before taxes are as follows:

                                                             FISCAL YEAR ENDED
                                                               SEPTEMBER 30,
                                                            -------------------
                                                              1998       1999
                                                            --------   --------
                                                              (IN THOUSANDS)
Expected provision (benefit) at statutory rate............   $(385)     $1,002
Alternative minimum taxes.................................      28          66
State taxes...............................................     117         151
Losses (benefited)/not benefited..........................     313        (546)
                                                             -----      ------
                                                             $  73      $  673
                                                             =====      ======

    As of September 30, 1999, the Company has federal and state net operating loss carryforwards of approximately $12.1 million and $320,000, respectively. The Company also has federal and state research and development tax credit carryforwards of $1.3 million and $750,000, respectively. The net operating loss and credit carryforwards will expire at various times beginning in 2000 through 2018, if not utilized.

    Under certain provisions of the Internal Revenue Code of 1986, as amended, the availability of the Company's net operating loss and tax credit carryforwards may be subject to limitation if it should be determined that there has been a change in ownership of more that 50% of the value of the Company's stock. Such determination could limit the utilization of net operating loss and tax credit carryforwards.

    Deferred tax assets reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes, the amounts used for income tax purposes and net operating loss and credit carryforwards.

                             PHOTON DYNAMICS, INC.

NOTE 8--INCOME TAXES (CONTINUED)

    Significant components of the Company's deferred tax assets are as follows:

                                                            FISCAL YEAR ENDED
                                                              SEPTEMBER 30,
                                                           -------------------
                                                             1998       1999
                                                           --------   --------
                                                             (IN THOUSANDS)
Deferred tax assets:
  Net operating loss carryforwards.......................  $  5,410   $ 4,150
  Research credit carryforwards..........................     1,698     1,800
  Capitalized research costs.............................       538       419
  Inventory writedowns...................................       754       980
  Depreciation...........................................       613       462
  Other individually immaterial items....................     1,539     1,859
                                                           --------   -------
Total deferred tax assets................................    10,552     9,670
Valuation allowance......................................   (10,212)   (9,670)
                                                           --------   -------
Net deferred tax assets..................................  $    340   $    --
                                                           ========   =======

NOTE 9--COMMITMENTS

    The Company leases two facilities under non-cancelable operating lease agreements. The lease for the building in San Jose, California may be renewed for one five-year period during fiscal 2002. The lease for the building in Aliso Viejo, California may be renewed for one five-year period during fiscal 2005. Total future minimum payments under non-cancelable operating leases with initial terms of one year or more consisted of the following as of September 30, 1999:

                                                                OPERATING
                                                                  LEASES
                                                              --------------
                                                              (IN THOUSANDS)
2000........................................................      $  925
2001........................................................       1,013
2002........................................................         358
2003........................................................         309
2004........................................................         321
                                                                  ------
Total minimum lease payments................................      $2,926
                                                                  ======

    Rental expense for the years ended September 30, 1998 and 1999 was $895,000 and $910,000, respectively.

                             PHOTON DYNAMICS, INC.

NOTE 10--FINANCIAL INSTRUMENTS

    CONCENTRATIONS OF CREDIT RISK. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of trade accounts receivable. Most of the Company's principle customers are located in Asia, primarily Japan, Taiwan and Korea. Therefore, the Company's sales to these countries may be adversely affected by the overall health of these economies, including the effects of currency exchange rate fluctuations. The Company generally sells its products on net-30 day terms to its customers with a small portion held back until final acceptance. Although a substantial portion of its customers, primarily foreign, remit payments on significantly longer terms, the Company generally does not require collateral for its trade accounts receivable. The Company believes its credit evaluation and monitoring mitigates this credit risk.

    FAIR VALUE OF FINANCIAL INSTRUMENTS. The Company has evaluated its fair value disclosures for financial instruments. The carrying amount reported in the balance sheet for cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued expenses approximates its fair value.

NOTE 11--OPERATIONS BY INDUSTRY SEGMENT AND GEOGRAPHIC AREA

    The Company conducts business in two operating segments: FPD products and PCB assembly and advanced semiconductor packaging inspection products (collectively, "semiconductor inspection products"). The Company's FPD yield management products include test, repair and inspection equipment. The Company's FPD test and inspection equipment identifies and characterizes defects at early stages of the manufacturing process so that the panels may be repaired before the next stage, or, if necessary, discarded, minimizing the loss of time and materials. The Company's FPD products gather comprehensive data that enable FPD manufacturers to control and tune their processes to produce zero defect displays at high yields. The Company's X-ray and optical inspection systems enable PCB assembly and advanced semiconductor packaging manufacturers to detect and identify defects, thereby increasing yields and quality and reducing costs.

    Prior to the acquisition of CR Technology on November 30, 1999, the Company only operated in the FPD products segment. The Company's management has determined the operating segments based upon how the business is managed and operated. There are no significant intersegment sales or transfers and substantially all of the Company's long-lived assets are located in the U.S. The Company's principal markets are Asian-based FPD manufacturers and North American-based PCB assembly and advanced semiconductor packaging manufacturers.

                             PHOTON DYNAMICS, INC.

NOTE 11--OPERATIONS BY INDUSTRY SEGMENT AND GEOGRAPHIC AREA (CONTINUED)

    The Company's operating segments consisted of the following:

                                                             FISCAL YEAR ENDED
                                                               SEPTEMBER 30,
                                                            -------------------
                                                              1998       1999
                                                            --------   --------
                                                              (IN THOUSANDS)
Net sales to external customers:
  FPD products............................................  $22,420    $31,562
  Semiconductor inspection products.......................    8,550     13,869
                                                            -------    -------
  Consolidated net sales to external customers............  $30,970    $45,431
                                                            =======    =======
Operating income (loss):
  FPD products............................................  $(1,589)   $ 1,180
  Semiconductor inspection products.......................      186      1,595
                                                            -------    -------
  Consolidated operating income (loss)....................  $(1,403)   $ 2,775
                                                            =======    =======
Identifiable assets:
  FPD products............................................  $21,033    $25,288
  Semiconductor inspection products.......................    4,158      6,779
                                                            -------    -------
  Consolidated identifiable assets........................  $25,191    $32,067
                                                            =======    =======

    The Company's geographic operations consisted of the following:

                                                             FISCAL YEAR ENDED
                                                               SEPTEMBER 30,
                                                            -------------------
                                                              1998       1999
                                                            --------   --------
                                                              (IN THOUSANDS)
Net sales to external customers:
  Asia....................................................  $21,710    $33,313
  North America...........................................    8,825     11,116
  Other...................................................      435      1,002
                                                            -------    -------
  Consolidated net sales to external customers............  $30,970    $45,431
                                                            =======    =======

    Sales outside North America accounted for 72% and 76% of revenue in fiscal 1998 and fiscal 1999, respectively.

    Direct sales to the Company's top four customers, each of which is a FPD manufacturer, in fiscal 1998 and fiscal 1999 accounted for 67% and 55% of total revenue, respectively. In fiscal 1998, sales to two unaffiliated and one affiliated customer in the FPD products segment accounted for 33%, 12% and 20%, respectively. In fiscal 1999, sales to three unaffiliated and one affiliated customer in the FPD products segment represented 18%, 16%, 10% and 11% of total revenue, respectively.

                             PHOTON DYNAMICS, INC.

NOTE 12--EMPLOYEE STOCK PURCHASE AND STOCK OPTION PLANS

    EMPLOYEE PURCHASE PLAN. In January 1999, the board of directors amended the 1995 Employee Stock Purchase Plan ("Purchase Plan") to increase the number of shares authorized for issuance to an aggregate of 350,000 shares. The Purchase Plan permits eligible employees to purchase common stock, through payroll deductions, at 85% of the lower of the fair market value of the common stock at market close on the date at the beginning of the two-year offering period or the last day of the purchase period. Substantially all employees are eligible to participate in the Purchase Plan. Employees purchased 120,445 shares in fiscal 1999 for $293,000 as compared to 102,343 shares for $239,000 in fiscal 1998. As of September 30, 1999, 62,172 shares were available for issuance under the plan. Employees of CR Technology did not participate in the Purchase Plan prior to the acquisition.

    STOCK OPTION PLANS. Under the 1987 and 1995 Stock Option Plans ("Option Plans"), the board of directors may, at its discretion, grant incentive or nonqualified stock options to employees and directors. Options granted under the Option Plans have exercise prices at least equal to the market price at the date of grant and, subject to termination of employment, expire 10 years from the date of grant, are not transferable other than on death, and are generally exercisable in 50 equal installments commencing 6 months from the date of grant.

    In November 1998, the board of directors authorized the repricing of options granted to employees effective as of the close of business on November 27, 1998 to the then fair market value of $4.50 per share. Under the terms of the repricing, employees surrendered 431,833 of existing options in exchange for 353,464 replacement options, which contained a provision that the replacement options could not be exercised for a six month period and that extended the original option vesting schedule by six months. The number of replacement options issued was determined based on a conversion formula. No members of the Company's board of directors participated in the repricing.

    On November 30, 1999, 104,500 outstanding CR Technology stock options were converted, at the common stock exchange ratio in accordance with the business acquisition agreement, into 125,742 options to purchase the Company's common stock at an average converted exercise price of $0.26. The options are exercisable in four equal annual installments commencing one year from the original date of grant and expire ten years from the original date of grant.

    The following table summarizes the stock option activity and related information:

                                                                       WEIGHTED
                                                     SHARES UNDER      AVERAGE
                                                        OPTION      EXERCISE PRICE
                                                     ------------   --------------
Outstanding as of September 30, 1997...............    1,252,174         $4.28

Granted............................................      429,513         $3.76
Exercised..........................................     (131,639)        $1.05
Canceled...........................................     (276,200)        $5.43
                                                       ---------         -----
Outstanding as of September 30, 1998...............    1,273,848         $4.19

Granted............................................      772,680         $5.75
Exercised..........................................     (299,825)        $2.13
Canceled...........................................     (548,951)        $6.59
                                                       ---------         -----
Outstanding as of September 30, 1999...............    1,197,752         $4.62
                                                       =========         =====

                             PHOTON DYNAMICS, INC.

NOTE 12--EMPLOYEE STOCK PURCHASE AND STOCK OPTION PLANS (CONTINUED)

    404,345 and 392,664 stock option shares are available for grant as of September 30, 1998 and 1999, respectively. 625,551 and 530,883 stock option shares are exercisable as of September 30, 1998 and 1999, respectively.

    The following table summarizes information about stock options outstanding as of September 30, 1999:

                                   OPTIONS OUTSTANDING                        OPTIONS EXERCISABLE
                    --------------------------------------------------   -----------------------------
                          NUMBER          WEIGHTED AVERAGE    WEIGHTED         NUMBER         WEIGHTED
    RANGE OF            OUTSTANDING           REMAINING       AVERAGE       OUTSTANDING       AVERAGE
    EXERCISE               AS OF          CONTRACTUAL LIFE    EXERCISE         AS OF          EXERCISE
     PRICES         SEPTEMBER 30, 1999         (YEARS)         PRICE     SEPTEMBER 30, 1999    PRICE
-----------------   -------------------   -----------------   --------   ------------------   --------
0.$08-$0.90.....           186,716               5.32          $ 0.41          119,939         $ 0.43
2.$40-$3.60.....           212,454               8.09          $ 3.20           89,642         $ 3.09
4.$13-$4.13.....           165,000               9.14          $ 4.13           33,500         $ 4.13
4.$50-$4.50.....           291,651               9.16          $ 4.50          186,906         $ 4.50
4.$63-$7.50.....           205,631               8.52          $ 5.67           75,756         $ 5.91
8.$44-$10.63....            60,500               9.13          $10.22           19,900         $ 9.39
11$.00-$14.38...            75,800               9.62          $13.10            5,240         $11.00
                         ---------               ----          ------          -------         ------
0.$08-$14.38....         1,197,752               8.29          $ 4.62          530,883         $ 3.77

    The weighted average fair value of stock options granted in fiscal 1998 and fiscal 1999 was $1.99 and $2.66, respectively. The weighted average fair value of stock purchases under the Purchase Plan in fiscal 1998 and fiscal 1999 was $1.59 and $1.86, respectively.

    ACCOUNTING FOR STOCK BASED COMPENSATION PLANS. In accordance with the provisions of FAS 123, the Company applies APB 25 and related Interpretations in accounting for its stock option and employee stock purchase plans and, accordingly, does not recognize compensation expense in the statement of operations because the exercise price of the employees' stock options equals the market price of the underlying stock at market close on the date of grant. If the Company had elected to recognize compensation expense based on the fair value of the options granted at the grant date as prescribed by FAS 123, earnings and earnings per share would have been adjusted to the pro forma amounts as follows:

                                                              FISCAL YEAR ENDED
                                                                SEPTEMBER 30,
                                                             -------------------
                                                               1998       1999
                                                             --------   --------
                                                               (IN THOUSANDS,
                                                              EXCEPT PER SHARE
                                                                    DATA)
Net income (loss) as reported..............................  $(1,207)    $2,273
Net income (loss) pro forma................................  $(1,833)    $1,228
Basic net income (loss) per share--as reported.............  $ (0.14)    $ 0.24
Diluted net income (loss) per share--as reported...........  $ (0.14)    $ 0.23
Basic net income (loss) per share--pro forma...............  $ (0.21)    $ 0.13
Diluted net income (loss) per share--pro forma.............  $ (0.21)    $ 0.12

                             PHOTON DYNAMICS, INC.

NOTE 12--EMPLOYEE STOCK PURCHASE AND STOCK OPTION PLANS (CONTINUED)

    The effects on pro forma disclosures of applying FAS 123 are not likely to be representative of the effects on pro forma disclosures of future years because FAS 123 is applicable only to options granted subsequent to October 1, 1995. Compensation expense for the fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model for the multiple option approach with the following weighted average assumptions:

                                                OPTIONS                 ESPP
                                          -------------------   --------------------
                                            1998       1999       1998        1999
                                          --------   --------   ---------   --------
Expected dividend yield.................       --         --           --        --
Expected stock price volatility.........     0.80       0.80         0.79      0.80
Risk free interest rate.................     5.54%      4.73%        5.30%     5.31%
Expected life of options from date of
  grant.................................  3 years    2 years    1.5 years   2 years

NOTE 13--RETIREMENT SAVINGS PLAN

    Under the Company's retirement savings plan (the "401(k) Plan"), a U.S. employee may defer and invest up to 20% of his or her annual compensation, subject to an annual dollar limitation. All U.S. full-time employees, twenty-one years or older, are eligible to participate in the 401(k) Plan. The Company has not elected to make matching contributions. Employees of CR Technology became eligible under the 401(k) Plan after the acquisition.

NOTE 14--EARNINGS PER SHARE

    For the years ended September 30, 1998 and 1999, basic and diluted earnings per share is computed using the weighted average number of shares of common stock outstanding. As the Company incurred a loss for the year ended
September 30, 1998, the effect of dilutive securities totaling approximately 468,000 from stock options and warrants has been excluded from the computation of diluted earnings per share as their effect is antidilutive. The following table sets forth the computation of basic and diluted earnings per share:

                                                               FISCAL YEAR ENDED
                                                                 SEPTEMBER 30,
                                                              -------------------
                                                                1998       1999
                                                              --------   --------
                                                                (IN THOUSANDS,
                                                               EXCEPT PER SHARE
                                                                     DATA)
Numerator for basic and diluted earnings per share--net
  income (loss).............................................  $(1,207)    $2,273
                                                              =======     ======
Denominator for basic earnings per share--weighted average
  shares....................................................    8,930      9,282
Effect of dilutive securities:
  Employee stock options....................................       --        592
  Warrants..................................................       --         61
                                                              -------     ------
Denominator for diluted earnings per share--adjusted for
  weighted average shares from options and warrants.........    8,930      9,935
                                                              =======     ======

Basic net income (loss) per share...........................  $ (0.14)    $ 0.24
Diluted net income (loss) per share.........................  $ (0.14)    $ 0.23

                             PHOTON DYNAMICS, INC.

NOTE 15--RELATED PARTIES

    During fiscal 1998, the Company sold $6.2 million of its systems to LG Electronics, Inc. ("LG"), and accounts receivable as of September 30, 1998 included $1.1 million of receivable from LG. During fiscal 1999, the Company sold $4.9 million of its systems to LG, and accounts receivable as of September 30, 1999 included $298,000 of receivable from LG. At September 30, 1998, LG owned approximately 8% of the Company's common stock and warrants to purchase 28,333 shares of the Company's common stock at an exercise price of $0.60 per share and also held a seat on the Company's board of directors. At September 30, 1999, LG owned less than 1% of the Company's common stock and is no longer on the Company's board of directors.

------------------------------------------------------------
------------------------------------------------------------

                                2,000,000 SHARES

                                     [LOGO]

                                ----------------

                                   PROSPECTUS

                                           , 2000

                             ---------------------

                         BANC OF AMERICA SECURITIES LLC
                            NEEDHAM & COMPANY, INC.

                                ----------------

                           SOUNDVIEW TECHNOLOGY GROUP

    Until                    , 2000, all dealers that buy, sell or trade our
common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

------------------------------------------------------------
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